                                                            Registration No.

==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                              -------------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                              --------------------

                        GRAYBAR ELECTRIC COMPANY, INC.
            (Exact name of registrant as specified in its charter)

              New York                                      13-0794380
    (State or other jurisdiction                         (I.R.S. Employer
        of incorporation)                               Identification No.)

      34 North Meramec Avenue, St. Louis, Missouri 63105, (314) 512-9200 (Address, including zip code, and telephone number, including area code, of principal executive offices)

                                 T.F. DOWD, Esq.
                 Vice President, Secretary and General Counsel
                        Graybar Electric Company, Inc.
                            34 North Meramec Avenue
                           St. Louis, Missouri 63105
                                (314) 512-9200
   (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              -------------------

                                   Copy to:
                              JOHN H. DENNE, Esq.
                         Whitman Breed Abbott & Morgan
                                200 Park Avenue
                           New York, New York 10166

                              -------------------

       Approximate date of commencement of proposed sale to the public:
                               October 12, 1998.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box./ /
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ---------------
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ---------------
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                              -------------------

                                            CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
                                                              Proposed             Proposed
                                                               maximum              maximum          Amount of
Title of each class of securities to      Amount to be      offering price     aggregate offering   registration
             be registered                 registered          per Unit              price              fee
------------------------------------------------------------------------------------------------------------------
Common Stock (par value $1 per share)      1,000,000 shs.         $20             $20,000,000          $5,900
------------------------------------------------------------------------------------------------------------------
Voting Trust Certificates <F1>                         --          --                      --              --
------------------------------------------------------------------------------------------------------------------

<F1>  Representing the shares of Common Stock offered hereunder.

                              -------------------
      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

==============================================================================

                                   GRAYBAR ELECTRIC COMPANY, INC.

                                        --------------------

                                       CROSS-REFERENCE SHEET
        Item Number and Caption                                Prospectus Heading
        -----------------------                                ------------------
  1.    Forepart of the Registration Statement and
           Outside Front Cover Page of Prospectus              Cover page

  2.    Inside Front and Outside Back of Cover
           Pages of Prospectus                                 Table of Contents; Available Information;
                                                               Incorporation of Certain Documents by Reference

  3.    Summary Information, Risk Factors and
           Ratio of Earnings to Fixed Charges                  Prospectus Summary

  4.    Use of Proceeds                                        Purpose of Issue

  5.    Determination of Offering Price                        The Offering; Description of Common Stock

  6.    Dilution                                               <F*>

  7.    Selling Security Holders                               <F*>

  8.    Plan of Distribution                                   The Offering; Common Stock Purchase Plan;
                                                               Subscription Agreement

  9.    Description of Securities to be Registered             Description of Common Stock; Summary of
                                                               Certain Provisions of the Voting Trust
                                                               Agreement

10.     Interests of Named Experts and Counsel                 Legal Matters; Experts

11.     Information with Respect to the Registrant             Prospectus Summary; Selected Consolidated
                                                               Financial Data; Management's Discussion and
                                                               Analysis of Financial Condition and Results of
                                                               Operations; Dividends; Business; Management;
                                                               Information Concerning the Voting Trustees

12.     Incorporation  of Certain Information by
           Reference                                           Incorporation of Certain Documents by Reference

13.     Disclosure of Commission Position on
           Indemnification for Securities Act
           Liabilities                                         <F*>

------------------
<F*>  Omitted because not applicable, or answer to Item is negative and is omitted from the Prospectus.

P R O S P E C T U S
-------------------
                               1,000,000 SHARES
                         GRAYBAR ELECTRIC COMPANY, INC.

                               ----------------

                                 Common Stock
                            Par Value $1 Per Share
                                  offered to
                  Employees of Graybar Electric Company, Inc.
                                Pursuant to the
                          COMMON STOCK PURCHASE PLAN
                         Dated as of October 12, 1998
                                      and
                           Voting Trust Certificates
                              in respect thereof

                               ----------------

      Shares of Common Stock, which eligible employees may subscribe for by execution of a Subscription Agreement in the form set forth in this Prospectus, will upon issuance pursuant to the terms of the Common Stock Purchase Plan be deposited in the Voting Trust established by the Voting
Trust Agreement, dated as of April 1, 1997, pursuant to which approximately 94% of the presently outstanding shares of Common Stock of the Company are held, and Voting Trust Certificates will be issued in respect of shares so subscribed for and purchased, except that eligible employees who currently are shareholders and who have not elected to participate in the Voting Trust Agreement will receive stock certificates representing the shares for which they subscribed. The Voting Trust Agreement is more fully described in this Prospectus under the heading "Summary of Certain Provisions of the Voting Trust Agreement."

      All subscriptions will be irrevocable by their terms; however, the subscription of an employee whose employment terminates for any cause other than retirement on a pension (other than a deferred pension) will be canceled. The Company will have the option to repurchase, at $20 per share, shares of Common Stock purchased hereunder in the event the owner desires to sell, transfer or otherwise dispose of such shares or Voting Trust Certificates issued in respect thereof or in the event of death or termination of employment otherwise than by retirement on a pension (other than a deferred pension). See "The Offering," "Common Stock Purchase Plan" and "Description of Common Stock -- Repurchase Option."

                               ----------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                             Underwriting Discounts        Proceeds to the
                                     Price to Public             and Commissions              Company<F1>
------------------------------------------------------------------------------------------------------------
Per Unit                                   $20                        None                       $20
------------------------------------------------------------------------------------------------------------
Total                                  $20,000,000                    None                  $20,000,000<F2>
============================================================================================================

<F1> Before deducting expenses estimated at $100,000 payable by the Company.

<F2> Shares of Common Stock of the Company registered hereunder are to be offered pursuant to the Common Stock Purchase Plan set forth in this Prospectus to approximately 6,800 eligible employees of the Company. To the extent that subscription rights are not exercised, the proceeds to the Company will be reduced by $20 for each share not subscribed for and, to the extent that shares are purchased under the installment method, receipt by the Company of the proceeds will be deferred. See "The Offering."

                               ----------------
                  The date of this Prospectus is October 12, 1998.

      NO PERSON HAS BEEN AUTHORIZED BY THE COMPANY OR THE VOTING TRUSTEES TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE VOTING TRUSTEES.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION WITHIN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                            ----------------------

                                             TABLE OF CONTENTS
                                                                                                        Page
                                                                                                        ----
Available Information                                                                                      2
Incorporation of Certain Documents by Reference                                                            3
Prospectus Summary                                                                                         3
The Offering                                                                                               5
Common Stock Purchase Plan                                                                                 6
Subscription Agreement                                                                                    10
Purpose of Issue                                                                                          12
Capitalization                                                                                            13
Selected Consolidated Financial Data                                                                      15
Management's Discussion and Analysis of Financial Condition and Results of Operations                     16
Dividends                                                                                                 20
Business                                                                                                  21
Management                                                                                                24
Description of Common Stock                                                                               25
Information Concerning the Voting Trustees                                                                27
Summary of Certain Provisions of the Voting Trust Agreement                                               30
Legal Matters                                                                                             34
Experts                                                                                                   34
Index to Consolidated Financial Statements                                                               F-1

                            ----------------------

                             AVAILABLE INFORMATION

      Graybar Electric Company, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain regional offices of the Commission at the following addresses:
7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission are incorporated in this Prospectus by reference:

      (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

      (b) the Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1998 and June 30, 1998.

      The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any of the documents that have been incorporated by reference in this Prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests for such copies should be directed to Thomas F. Dowd, Esq., Vice President, Secretary and General Counsel, Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177, telephone number (314) 512-9200.


PROSPECTUS SUMMARY

      The following is a summary of certain information in the Prospectus and is qualified in its entirety by such information.

THE OFFERING (See pp. 5 to 11)

      The Company is offering to eligible employees the right to subscribe for up to 1,000,000 shares of the Company's common stock, par value $1 per share with a stated value of $20 per share (the "Common Stock"), at $20 per share. Pursuant to the Common Stock Purchase Plan, subscribers have the option of paying for and receiving all of the shares subscribed for by them in January 1999, paying for and receiving a portion of such shares in January 1999 and paying for and receiving the balance of such shares on an installment basis, or paying for and receiving all such shares on an installment basis. The proceeds from the offering will be added to working capital, in part to replenish amounts previously used to repurchase outstanding shares of Common Stock pursuant to the Company's repurchase option. To the extent that shares offered are not subscribed for by employees, the number of shares sold and the proceeds received will be correspondingly reduced. The number of shares which each employee will be entitled to purchase will be reduced on a pro rata basis in the event the aggregate number of shares subscribed for by all employees exceeds 1,000,000.

THE COMPANY (See pp. 21 to 24)

      The Company, which is wholly owned by its present and former employees, was formed in 1925 and is engaged internationally in the distribution of electrical and communications equipment and supplies primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users. The Company distributes more than 100,000 different products made by more than 1,000 manufacturers through a network of distributing houses located in 14 geographical districts throughout the United States. In addition, the Company maintains four (4) zone warehouses with special inventories so all locations can call upon them for additional items. The Company also has subsidiary operations with distribution facilities located in Puerto Rico, Mexico, Singapore, Canada and Chile. All products sold by the Company are purchased from others.

      The location and telephone number of the principal executive offices of the Company are 34 North Meramec Avenue, St. Louis, Missouri 63105 (314-512-9200), and the mailing address of the principal executive offices is P.O. Box 7231, St. Louis, Missouri 63177.

THE VOTING TRUST AGREEMENT (See pp. 30 to 33)

      Approximately 94% of the outstanding shares of Common Stock of the Company are held in a Voting Trust pursuant to the terms of a Voting Trust Agreement which became effective on April 1, 1997. Shares subscribed for will be deposited upon issuance in the Voting Trust and Voting Trust Certificates will be issued in respect thereof, except that subscribers who currently are shareholders and who have elected not to participate in the Voting Trust will receive stock certificates representing the shares for which they subscribed. The Voting Trust Agreement will expire on March 31, 2007 unless sooner terminated as provided therein. The Voting Trustees are entitled in their discretion and using their best judgment to vote on the election of directors and the ratification, approval or disapproval of any other action or proposed action of the Company, except that the Voting Trustees may not, without the consent of the holders of Voting Trust Certificates representing at least 75% of the aggregate number of shares of Common Stock then deposited under the Voting Trust Agreement, vote on the merger or consolidation of the Company into or with another corporation, the sale of all or substantially all of the Company's assets or the liquidation or dissolution of the Company. Holders of Voting Trust Certificates will receive cash dividends paid on shares of Common Stock beneficially owned by them and held by the Voting Trustees. Shares of Common Stock paid as a stock dividend with respect to such shares will be deposited in the Voting Trust and Voting Trust Certificates relating thereto will be issued to the beneficial owner of the shares upon which the stock dividends are paid.

SELECTED FINANCIAL INFORMATION
(See pp. 15 to 19 and pp. F-1 to F-14)

                                                                                                               SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                                      JUNE 30,
                                  ----------------------------------------------------------------           --------------------
                                  1993           1994           1995           1996           1997           1997           1998
                                  ----           ----           ----           ----           ----           ----           ----
                                                (In thousands, except for per share data)
INCOME STATEMENT DATA:
  Net Sales                    $2,033,167     $2,355,622     $2,764,790     $2,991,412     $3,338,022     $1,577,493     $1,828,002
  Income before
    cumulative effect of
    accounting change              14,745         18,702         36,718         44,533         52,963         23,529         29,664
  Cumulative effect on
    prior years of change
    in accounting for post-
    retirement benefits           (45,000)           ---            ---            ---            ---            ---            ---
                               ----------     ----------     ----------     ----------     ----------     ----------     ----------
  Net Income (Loss)               (30,255)        18,702         36,718         44,533         52,963         23,529         29,664
  Per share of common
    stock:
    Income before
      cumulative effect of
      accounting change <FA>         2.67           3.49           7.03           8.18          10.02           4.41           5.80
    Net Income (Loss) <FA>          (5.48)          3.49           7.03           8.18          10.02           4.41           5.80
    Cash dividends                   2.00           2.00           2.00           2.00           2.00            .60            .60

                                                                   DECEMBER 31,       JUNE 30,
                                                                      1997              1998
                                                                   ------------       --------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital                                                  $  242,398      $  394,545
  Total assets                                                      1,051,821       1,160,247
  Long-term debt                                                      139,748         273,858
  Total liabilities                                                   798,690         883,641
  Shareholders' Equity                                                253,131         276,606

<FA>  Adjusted for the declaration of 6.25%, 5% and 10% stock dividends in
      1994, 1996 and 1997, respectively. Prior to adjusting for the stock dividends, the average common shares outstanding for the years 1993, 1994, 1995 and 1996 were 4,498, 4,368, 4,524 and 4,712, respectively.

                              THE OFFERING

      The Company is offering to eligible employees the right to subscribe for an aggregate of up to 1,000,000 shares of Common Stock under the provisions of the Company's Common Stock Purchase Plan dated as of October 12, 1998 (the "Plan") adopted by the Board of Directors and the shareholders of the Company.

      The Company is 100% owned by its active and retired employees. At July 31, 1998, 5,023,660 shares of Common Stock were issued and outstanding and an additional 192,239 shares of Common Stock had been acquired by the Company and were held in the treasury. At such date, approximately 94% of the issued and outstanding shares of Common Stock were held of record by C.L. Hall, R.H. Haney, G.W. Harper, R.D. Offenbacher and R.A. Reynolds, Jr., as Voting Trustees (the "Voting Trustees") under a Voting Trust Agreement dated as of April 1, 1997 (the "Voting Trust Agreement") among the Voting Trustees, the Company and the shareholders of the Company who have elected to participate therein (the "Participating Shareholders"). Pursuant to the Voting Trust Agreement, Participating Shareholders have deposited their certificates representing shares of Common Stock with the Voting Trustees and have been issued voting trust certificates (the "Voting Trust Certificates") by the Voting Trustees in respect of such shares. The Voting Trust was established in order to permit the owners of shares of Common Stock to act together concerning the management of the Company and the voting on certain matters presented to the shareholders.

      Under the terms of the Plan, shares of Common Stock subscribed for will upon issuance be deposited in the Voting Trust and in exchange subscribers will receive Voting Trust Certificates, except that subscribers who are shareholders of record of Common Stock as of the date hereof and who have elected not to participate in the Voting Trust Agreement will receive certificates representing the number of shares of Common Stock for which they subscribe and pay. For information concerning the Voting Trustees and the Voting Trust Agreement, see "Information Concerning the Voting Trustees" and "Summary of Certain Provisions of the Voting Trust Agreement." A copy of the Voting Trust Agreement is being sent, together with this Prospectus, to each eligible employee who is not either a Participating Shareholder or a shareholder of record of Common Stock.

LIMITATION ON TRANSFERABILITY

      The Plan and the Company's Restated Certificate of Incorporation, as amended, grant to the Company the option to repurchase the outstanding shares of Common Stock, including shares of Common Stock purchased under the Plan, at $20 per share in the event the owner desires to sell, transfer or otherwise dispose of such shares or the Voting Trust Certificates issued in exchange therefor, or in the event of the owner's death or termination of employment otherwise than by retirement on a pension (other than a deferred pension). The Company has in the past always exercised its option to repurchase shares and expects to continue to exercise such option in the future. As a result, no public trading market exists for the Common Stock or the Voting Trust Certificates. If the Company, at some point in the future, should decide not to exercise its option, no assurance can be given that a public trading market in the Common Stock would develop, in which case it might be difficult for a shareholder to sell his shares or Voting Trust Certificates. Shares deposited in the Voting Trust may not be withdrawn prior to the expiration in 2007 or earlier termination of the Voting Trust Agreement. See "Common Stock Purchase Plan," "Description of Common Stock -- Repurchase Option" and "Summary of Certain Provisions of the Voting Trust Agreement -- Restrictions on Transfer, and Right of the Company to Repurchase Voting Trust Certificates Under Certain Circumstances."

SUBSCRIPTION AGREEMENT

      Any eligible employee desiring to subscribe for shares of Common Stock must sign a Subscription Agreement in the form set forth in this Prospectus and file it with the Secretary of the Company at or before 5:00 p.m. St. Louis time on December 11, 1998, by mailing it to Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177, Attention: Secretary. No subscriptions will be accepted after that date and time.

      Subscribers under the Plan may elect to make payments for (i) all shares subscribed for prior to January 22, 1999, (ii) a portion of such shares prior to January 22, 1999 and the balance in monthly installments through payroll deductions (or in certain cases, where a subscriber is no longer on the Company's payroll, through pension deductions or direct monthly payments) over a 34-month period, or (iii) all of such shares pursuant to the installment method. Shares will be issued and Voting Trust Certificates delivered to a subscriber as of January 22, 1999, in the case of shares paid for prior to January 22, 1999, and on a quarterly basis as of the tenth day of March, June, September and December to the extent full payment has been made for shares being purchased under the installment method.

      All subscriptions will be irrevocable by their terms; however, the subscription of an employee whose employment terminates for any cause other than for retirement on a pension (except a deferred pension) will be canceled. Refund of any balance due employees who terminate service shall be made in the quarter following termination. Except during the first ten days of March, June, September and December, subscribers paying for shares under the installment method may prepay the balance due on all or a portion of the shares being paid for under such method, and upon such prepayment the shares so purchased shall be issued. The Plan provides that no corporate action which will result in a distribution of stock or other assets of the Company to its shareholders (except the payment of cash dividends) shall be taken after January 22, 1999 without the Company first giving notice of such proposed action to subscribers under the Plan who shall not then have paid in full for the shares of Common Stock for which they have subscribed. Such subscribers shall thereupon have a reasonable opportunity, not less than twenty days, to complete their payment on all shares subscribed for in order that they may obtain the benefits of such action.


                         COMMON STOCK PURCHASE PLAN

      Set forth below is the text of the Common Stock Purchase Plan, approved by the Board of Directors of the Company on April 10, 1998 and by the shareholders of the Company on June 11, 1998.


                          COMMON STOCK PURCHASE PLAN
                         DATED AS OF OCTOBER 12, 1998
                   RELATING TO SHARES OF COMMON STOCK OF
                      GRAYBAR ELECTRIC COMPANY, INC.

                          ---------------------------

1.    EMPLOYEES ENTITLED TO SUBSCRIBE.

      Each person who on September 30, 1998 was an employee of Graybar Electric Company, Inc. (the "Company") who had been employed by the Company since March 31, 1998, and each person who on March 31, 1998 was an employee of the Company and who retired on a pension (except a deferred pension) on or after March 31, 1998 and prior to September 30, 1998, is entitled to subscribe for the number of shares of the Company's common stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), determined pursuant to Section 3, at the price of $20.00 per share. Such persons are sometimes referred to as "eligible employees" and after executing a Subscription Agreement are referred to as "subscribers"; provided, however, that the term "eligible employees" shall not be deemed to include: (a) those who receive pensions (other than persons who on March 31, 1998 were employees who retired on a pension (except a deferred pension) on or after March 31, 1998 and prior to September 30, 1998), or retainers, whether or not currently employed, (b) those who are employed solely on a contract basis or who by written agreement have released all stock subscription rights, or (c) those included in a collective bargaining unit represented by a labor organization where the agreement between the Company and the labor organization excludes such persons from subscribing for Common Stock of the Company.

2.    PERIOD FOR AND METHOD OF MAKING SUBSCRIPTION.

      Any eligible employee desiring to subscribe for shares of Common Stock shall sign a Subscription Agreement in the form approved for such purpose and file it, at or before 5:00 p.m. St. Louis time on December 11, 1998, with the Secretary at the executive offices of the Company, P.O. Box 7231, St. Louis, Missouri 63177. No subscription shall be effective and binding unless and until accepted by the Company at its executive offices. No subscription will be accepted after 5:00 p.m. St. Louis time on December 11, 1998.

3. DETERMINATION OF NUMBER OF SHARES FOR WHICH AN ELIGIBLE EMPLOYEE IS ENTITLED TO SUBSCRIBE.

      The maximum number of shares for which an eligible employee may subscribe shall be determined as hereinafter provided:

    3.1. The Subscription Right of each eligible employee, subject to increase as provided in Section 3.2 and reduction as provided in Section 3.3, shall be one share for each $350 of his or her annual salary rate in effect on March 31, 1998; fractional shares resulting from this computation shall be disregarded.

    3.2. The number of shares determined in accordance with Section 3.1 shall, in the case of eligible employees who on March 31, 1998 were in the grade classifications listed below, be increased by the following percentages:

      3.2.1.       Eligible Employees in Grade 20 or above--200%;

      3.2.2.       Eligible Employees in Grades 17, 18 and 19--150%;

      3.2.3.       Eligible Employees in Grades 15 and 16--125%;

      3.2.4.       Eligible Employees in Grade N--85%;

      3.2.5. Eligible Employees in Grade 14 or below who are covered either by the Management Incentive Plan or the Sales Incentive Plan--75%;

      3.2.6.       Eligible Employees in Grades J, K, L and M--50%; and

      3.2.7.       All other Eligible Employees--25%.

Fractional shares resulting from the above computations shall be disregarded.

    3.3 In the event the aggregate number of shares subscribed for by all eligible employees exceeds 1,000,000, the number of shares which each eligible employee will be entitled to purchase shall be reduced to a number determined by multiplying the number of shares such eligible employee has subscribed for (but in no event more than the number to which such employee is entitled to subscribe under this Section) by a fraction, the numerator of which is 1,000,000 and the denominator of which is the aggregate number of shares subscribed for by all eligible employees. Fractional shares resulting from such computation shall be disregarded.

4.    PAYMENTS FOR ISSUANCE OF STOCK.

      Payments for shares subscribed for may be made pursuant to either or both of the following methods:

    4.1. Method A--payment in full on or before January 22, 1999 for all or a portion of the shares subscribed for, in which case the shares paid for will be issued as of January 22, 1999 to the Voting Trustees or Non-Participating Shareholders (as such terms are defined in Section 5.2), whichever is appropriate.

    4.2. Method B--payments in monthly installments, at the rate of $.59 for each share subscribed for and paid for under Method B in each of the 33 months commencing January 1999, and at the rate of $.53 for each such share in the 34th month, in which case the Company shall issue as of the tenth day of March, June, September and December of each year, beginning in March 1999, a share certificate to the Voting Trustees or

Non-Participating Shareholders, whichever is appropriate, for such number of full shares of Common Stock as have been fully paid for as of the last day of the preceding month.

      4.2.1. Payments under Method B shall be made, in the case of a subscriber on the Company's payroll, through payroll deductions authorized by the subscriber and, in the case of a subscriber who is no longer on the Company's payroll but whose subscription has not been canceled in accordance with Section 5.4, through pension deductions authorized by the subscriber or monthly payments made directly by such person to the Treasurer of the Company on or before the last day of each month. Except as provided in Section 5.4, subscriptions made under Method B and the obligations of subscribers to make full payment for all shares subscribed for (including any authorization to the Company to make payroll deductions) shall be irrevocable.

      4.2.2. No interest shall be paid on amounts deducted from a participant's salary or pension or paid directly to the Treasurer under Method B.

      4.2.3. A subscriber under Method B, at his or her option exercised at any time except during the first ten days of March, June, September or December, may pay the balance due on all or any portion of the number of shares subscribed for pursuant to Method B, and upon such payment a share certificate shall be issued for the number of shares for which payment is so made.

5.    CONDITIONS OF SUBSCRIPTION.

      Each subscription for shares of Common Stock hereunder is expressly conditioned, among other things, upon the following terms, to all of which every subscriber by executing a Subscription Agreement agrees:

    5.1.     Right to receive stock not transferable.

      No subscriber may sell, pledge or in any manner alienate or suffer to be alienated his right to receive Voting Trust Certificates or stock certificates representing the shares of Common Stock subscribed for by him. A violation of this provision shall constitute a withdrawal by the subscriber from his Subscription Agreement, in which event the only right of the subscriber or his assignee shall be to have the Company return to the person entitled thereto the total amount paid under said Subscription Agreement. Such return shall operate as a cancellation and satisfaction of all rights under the Subscription Agreement.

    5.2.     Issuance of stock certificates and Voting Trust Certificates.

      A stock certificate or certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are or who, upon executing a Subscription Agreement, become parties to the Voting Trust Agreement (the "Voting Trust Agreement") dated as of April 1, 1997, relating to shares of Common Stock of the Company, shall be issued to, and deposited by the Company with, the Voting Trustees thereunder (the "Voting Trustees") in accordance with the provisions of Section 4.05 of the Voting Trust Agreement. The Voting Trustees will issue Voting Trust Certificates to such subscribers representing the number of shares subscribed for and purchased by them. Stock certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are shareholders prior to such subscription and who are not parties to the Voting Trust Agreement ("Non-Participating Shareholders") shall be issued and delivered directly to such subscribers.

    5.3. Subscribers bound by provisions in Restated Certificate of Incorporation, as amended.

      All shares of Common Stock subscribed for shall be issued and held subject to all the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation, as amended, of the Company, which provides, among other things, that the Company has the option to repurchase outstanding shares of Common Stock at the price at which such shares were issued with appropriate adjustment for current dividends in the event any shareholder shall desire to sell, transfer or otherwise dispose of any of his shares, or in the event of his death (in which case the option is exercisable beginning one year after the date of death) or in the event of termination of his employment other than by retirement on a pension. Eligibility for or entitlement to a deferred pension under the Company's "Plan for Employees' Pensions, Disability Benefits and Death Benefits" does not constitute a retirement on a pension for purposes of this Section 5.3 or for purposes of the Restated Certificate of Incorporation. The Voting Trust Certificates issued and to be issued under the Voting Trust Agreement provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions upon which shares of Common Stock are issued and held. Each subscriber by executing a Subscription Agreement specifically agrees to be bound by all provisions of this Section 5.3 and agrees that all stock certificates or Voting Trust Certificates owned by such subscriber shall be subject to such provisions.

    5.4.     Cancellation of subscription on termination of employment.

      In the event of the death of a subscriber or the termination of his or her employment other than by retirement on a pension (except a deferred pension) before any or all of the shares of Common Stock subscribed for by him are issued, such subscription shall be canceled as to shares not then issued, and the subscriber or subscriber's estate shall be entitled to receive the total amount of the purchase price, if any, then held by the Company for his or her account for unissued shares under this Plan, without interest. Payment of such amount by the Company shall operate as a cancellation and satisfaction of all rights under his or her Subscription Agreement. Refund of any balance due employees who terminate service shall be made in the quarter following termination. Eligibility for or entitlement to a deferred pension under the Company's "Plan for Employees' Pensions, Disability Benefits and Death
Benefits" does not constitute a retirement on a pension for purposes of this
Section 5.4.

    5.5.     Determination of Board of Directors to control.

      The determination of the Board of Directors of the Company upon any question concerning the application or interpretation of any of the provisions of this Plan or of the Subscription Agreement shall be final, and no director shall incur any responsibility by reason of any error of fact or of law or of any matter or thing done or suffered or omitted to be done in connection with any such determination or interpretation or otherwise, except for his own willful misconduct.

6.    CERTAIN CORPORATE ACTION NOT TO BE TAKEN WITHOUT NOTICE.

      The Company will not take any action after January 22, 1999 which would result in a distribution to its shareholders of shares of Common Stock or other assets (except the payment of cash dividends on shares of Common Stock or the issuance of shares of Common Stock pursuant to installment payments made under Section 4.2) without first giving notice of such proposed action to all subscribers who shall not then have paid their subscriptions in full and granting such subscribers an opportunity within such time (not to be less than 20 days) and in such manner as the Board of Directors may determine to be reasonable, to complete their payments on all shares subscribed for by them and thereby to become shareholders entitled to the benefit of and subject to such action.

7.    RIGHT OF THE COMPANY TO ISSUE AND SELL ADDITIONAL SHARES OF COMMON STOCK

      Nothing in this Plan shall be construed to limit or restrict in any way the right of the Company from time to time hereafter to sell any of the shares offered pursuant to this Plan and not issued pursuant to subscriptions made hereunder or any shares that may now or hereafter be authorized or may now or hereafter be reacquired by the Company upon exercise of the repurchase option described in Section 5.3 or otherwise.

      Set forth below is the form of the Subscription Agreement approved for use in connection with the Plan:

                                 SUBSCRIPTION AGREEMENT

      1. I hereby subscribe to purchase ------ shares of common stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), of Graybar Electric Company, Inc., a New York corporation (the "Company"), under and pursuant to the terms and conditions stated below and of the Common Stock Purchase Plan dated as of October 12, 1998 of the Company (the "Plan"). I agree to pay $20.00 for each such share as follows:

                                                                                      NUMBER OF SHARES
                                                                                      ----------------
Method A --       Payment in full on or before January 22, 1999
                                                                                      ----------------
Method B --       Payment in monthly installments.  Upon acceptance of this
                  subscription, (i) I direct that, during such time as I shall be on the Company's payroll, periodic deductions shall be made from my salary in accordance with the Plan and applied to the purchase price of the shares subscribed for until such shares are fully paid for or until my subscription is canceled in accordance with Section 5.4 of the Plan; and (ii) I promise that during such time as I shall no longer be on the Company's payroll I will make monthly payments either through authorized pension deductions or directly to the Treasurer of the Company in accordance with the Plan, to be applied to the purchase price of the shares subscribed for by me, until such shares are fully paid for or until my subscription is canceled in accordance with
                  Section 5.4 of the Plan
                                                                                      ----------------

                  Total shares subscribed for
                                                                                      ================

      2. I understand that the number of shares I hereby subscribe for may be reduced as provided in Section 3.3 of the Plan.

      3. If I am a party to the Voting Trust Agreement dated as of April 1, 1997 (the "Voting Trust Agreement") relating to shares of Common Stock of the Company, or if I become a party to the Voting Trust Agreement pursuant to
Section 4 of this Subscription Agreement, I agree and direct that certificates for the shares of Common Stock purchased by me pursuant hereto, when issuable pursuant to the Plan, be issued to and deposited with the Voting Trustees under the Voting Trust Agreement who will issue Voting Trust Certificates in my name for the certificates so deposited.

      4. This provision does not apply to subscribers who presently are parties to the Voting Trust Agreement or to subscribers who presently are shareholders of record of Common Stock and are not parties to the Voting Trust Agreement.

      (a) I hereby represent and warrant that I have received a copy of the Voting Trust Agreement, that I am familiar with its terms and provisions and that I desire to become a party to the Voting Trust Agreement and be bound thereby.

      (b) I hereby authorize J. H. Kipper or C. B. Temple as my attorney-in-fact, both with full power of substitution, to execute and deliver the Voting Trust Agreement on my behalf.

      (c) I recognize that this power of attorney constitutes an election to participate in the Voting Trust Agreement, which is given in consideration of a similar election made by other employees of the Company and is therefore irrevocable.

      5. I have read the Plan and, for the considerations stated therein and for the privilege of subscribing for such shares of Common Stock, I agree to be bound by all of the provisions of the Plan, including without limitation the provisions of Section 5 of the Plan.

      6. I request and direct that any Voting Trust Certificates or stock certificates issued in my name pursuant to this subscription be issued as follows:


                                ----------------------------------------------
                                  (PLEASE PRINT OR TYPE FIRST NAME IN FULL,
                                         MIDDLE INITIAL AND SURNAME)



                                ----------------------------------------------
                                            SIGNATURE OF SUBSCRIBER

Dated ----------------------, 1998

                                PURPOSE OF ISSUE

      This offering affords an opportunity to employees of the Company who are not presently shareholders, as well as present employee-shareholders of the Company, to purchase shares of Common Stock in accordance with the policy formulated in 1929 when the Company became an employee-owned company through acquisition by its then employees of all its Common Stock from Western Electric Company, Incorporated.

      If fully subscribed, the net proceeds of the offering, after the deduction of estimated expenses, will be approximately $19,900,000. The net proceeds will be added to working capital, in part to replenish amounts that were used to repurchase shares of Common Stock pursuant to the Company's repurchase option. See "The Offering" and "Description of Common Stock -- Repurchase Option." Payments made under subscriptions will be applied to the repayment of any short-term indebtedness incurred for working capital purposes then outstanding and, to the extent not needed for such purpose, will be placed in the general funds of the Company or invested in short-term securities. The Company expects to continue to exercise its option to repurchase outstanding shares of Common Stock and to use working capital in making such purchases. To the extent shares offered are not subscribed for, the number of shares sold and the proceeds received will be correspondingly reduced and, to the extent subscribers elect to purchase shares on a monthly payment basis under the installment method, receipt by the Company of the proceeds of the offering will be deferred.

                           CAPITALIZATION

      Set forth below is the capitalization of the Company as of July 31, 1998, and as adjusted as of such date to reflect the sale of Common Stock offered hereby and the application by the Company of the net proceeds thereof, assuming that all shares offered will be purchased. Because the Company is unable to estimate the number of shares which will be purchased under the installment method, the "As Adjusted" column assumes that no shares will be so purchased. A significant number of shares may be purchased under the installment method, however, and in that event the receipt by the Company of the proceeds from such purchases will be deferred.

                                                                                                              AS
                                                                                         ACTUAL            ADJUSTED
                                                                                         ------            --------
                                                                                          (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
    Notes payable to banks<F1>                                                         $  67,897         $  47,997

    Current portion of long-term debt                                                     17,958            17,958

LONG-TERM DEBT:
    6.59% note, unsecured, due in semiannual installments of
       $3,750 in each of the years 2003 through 2013                                      75,000            75,000
    7.36% note, unsecured, maturing May, 2011, installments of
       $3,095 due semiannually in each of the years 2001 through
       2010 with final payment of $3,094 due in 2011                                      65,000            65,000
    6.65% note, unsecured, due in annual installments of $3,636 in
        each of the years 2003 through 2013                                               40,000            40,000
    6.25% note, unsecured, maturing June, 2004, installments of
       $7,000 due annually in each of the years 2000 through 2004                         35,000            35,000
    6.44% note, unsecured, due in quarterly installments of $892 in
       each of the years 1998 through 2005                                                19,643            19,643
    9.23% note, secured by a first mortgage on various properties, maturing May, 2005, installments of $2,725 due annually in each of the years 1995 through 2004 with final payment of
       $2,750 due in 2005                                                                 16,375            16,375
    4.78% to 8.75% capital equipment leases, various
       maturities                                                                         10,017            10,017
    7.74% note, secured by facility, due in quarterly installments
       through August, 2006                                                                5,075             5,075
    7.75% note, secured by facility, due in quarterly installments
       through March, 2005                                                                 2,300             2,300
    7.67% note, unsecured, maturing April, 2000, installments of
       $2,000 due annually in each of the years 1996 through 2000                          2,000             2,000
    Variable rate mortgages, secured by facilities, various
       Maturities                                                                          1,788             1,788
    Variable rate banker's acceptances, unsecured, various
       Maturities                                                                            545               545

CAPITAL STOCK:
    Preferred stock, $20 par value - authorized 300,000 shares;
       outstanding 5,386 shares<F2>                                                    $     108         $     108
    Common stock, $1 par value, $20 stated value - authorized
       7,500,000 shares; outstanding 5,023,660 shares<F3>                              $ 100,473         $ 120,473

------------------------
<F1>  These notes evidence borrowings made under lines of credit in the aggregate principal amount of $304,000 which the Company maintains with approximately 14 banks. The borrowings at July 31, 1998 consisted of demand notes in the

                                    - 13 -

      amount of $67,897 bearing interest at the money market rate of the lending banks as in effect from time to time (5.86% at July 31, 1998). Pursuant to its arrangements with the banks, the Company maintains compensating balances or has agreed to facility fee arrangements relating both to outstanding borrowings and the unused portion of certain of the lines of credit. See Note 4 of Notes to Consolidated Financial Statements for additional information regarding these compensating balance arrangements. Included in the principal amount of the aggregate lines of credit is a $125,000 Revolving Credit Loan Agreement with a group of banks with an interest rate based on the London Interbank Offered Rate (LIBOR). There have been no borrowings against this revolving credit line through July 31, 1998. Other lines of credit are typically reviewed by the banks on an annual basis and while certain of such lines may not be legally binding commitments, bank lines of credit traditionally have been honored by the banking community.

<F2>  Does not include 623 shares of Preferred Stock acquired by the Company and held in its treasury.

<F3>  Does not include 192,239 shares of Common Stock represented by Voting
      Trust Certificates and Common Stock Certificates acquired by the Company and held in its treasury. Approximately 94% of the shares of Common Stock outstanding are held subject to the Voting Trust Agreement

                GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                     SELECTED CONSOLIDATED FINANCIAL DATA

      The following data, insofar as it relates to each of the years 1993-1997, has been derived from the Company's audited consolidated financial statements, including the consolidated balance sheets at December 31, 1996 and 1997 and the related consolidated statements of income and of cash flows for the three years ended December 31, 1997 and the notes thereto included elsewhere in this Prospectus, which have been audited by Ernst & Young LLP for the years 1996 and 1997 and PricewaterhouseCoopers LLP for the years 1993 to 1995. The data for the six months ended June 30, 1997 and 1998 has been derived from unaudited consolidated financial statements also appearing elsewhere herein and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Interim results are not necessarily indicative of results for a full year.

      The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                            SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER  31,                              JUNE 30,
                                          --------------------------------------------------------          -----------------
                                          1993        1994          1995         1996         1997          1997         1998
                                          ----        ----          ----         ----         ----          ----         ----
                                                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
Sales                                  $2,041,473   $2,364,461   $2,774,368   $3,001,049   $3,348,496    $1,582,588   $1,833,561
   Less-Cash discounts                     (8,306)      (8,839)      (9,578)      (9,637)     (10,474)       (5,095)      (5,559)
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Net Sales                               2,033,167    2,355,622    2,764,790    2,991,412    3,338,022     1,577,493    1,828,002
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Cost of Merchandise Sold               (1,668,007)  (1,934,925)  (2,267,186)  (2,453,962)  (2,726,147)   (1,290,051)  (1,498,260)
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Interest Expense                           (9,810)     (12,003)     (16,577)     (16,687)     (19,713)       (9,637)     (11,996)
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Provision for Income Taxes:
   Current                                (10,016)     (15,225)     (23,426)     (28,599)     (29,750)      (16,716)     (20,278)
   Deferred                                   763       (1,251)      (2,408)      (1,722)      (6,820)          281         (528)
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
    Total provision for income taxes       (9,253)     (13,974)     (25,834)     (30,321)     (36,570)      (16,435)     (20,806)
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Income Before Cumulative
   Effect of Accounting Change             14,745       18,702       36,718       44,533       52,963        23,529       29,664
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Cumulative effect on prior years
   of change in accounting for
   postretirement benefits                (45,000)          --          --            --           --            --           --
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Net Income (Loss)                         (30,255)      18,702       36,718       44,533       52,963        23,529       29,664
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Income (Loss) Applicable
   to Common Stock                        (30,265)      18,694       36,710       44,526       52,957        23,526       29,661
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Average Common Shares
   Outstanding <FA>                         5,520        5,360        5,225        5,442        5,285         5,336        5,112
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------

Income (Loss) per share of
   Common Stock <FA>                        (5.48)        3.49         7.03         8.18        10.02          4.41         5.80
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
   Cash dividends per share                  2.00         2.00         2.00         2.00         2.00           .60          .60
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------

Retained Earnings:
   Balance, beginning of period            91,733       52,486       57,081       84,801      115,218       115,218      149,226
   Add-Net income (Loss)                  (30,255)      18,702       36,718       44,533       52,963        23,529       29,664
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
                                           61,478       71,188       93,799      129,334      168,181       138,747      178,890
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
   Less Dividends:
   Preferred ($1.00 per share)                (10)          (8)          (8)          (7)          (6)           (3)          (3)
   Common (in cash)                        (8,982)      (8,729)      (8,990)      (9,480)      (9,576)       (2,906)      (3,055)
   Common (in stock)                           --       (5,370)          --       (4,629)      (9,373)           --           --
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
                                           (8,992)     (14,107)      (8,998)     (14,116)     (18,955)       (2,909)      (3,058)
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
   Balance, end of period              $   52,486   $   57,081   $   84,801   $  115,218   $  149,226    $  135,838   $  175,832

   Advance payments on subscription
     to common stock                           51           39           --           52           37            44           35
   Accumulated other comprehensive
     income                                    --           --           --           --           --            --         (520)
Stock Outstanding:
   Preferred                                  183          164          150          143          119           131          108
   Common                                  89,098       91,859       89,206       98,321      103,749        96,195      101,151
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------

Total Shareholders' Equity             $  141,818   $  149,143   $  174,157   $  213,734   $  253,131    $  232,208   $  276,606
                                       ----------   ----------   ----------   ----------   ----------    ----------   ----------
Total Assets                           $  610,512   $  719,786   $  823,280   $  881,636   $1,051,821    $1,027,280   $1,160,247
Long-term Debt                         $   63,621   $   90,212   $   91,257   $  151,659   $  139,748    $  145,006   $  273,858

----------------------
<FA>  Adjusted for the declaration of 6.25%, 5% and 10% stock dividends in
      1994, 1996 and 1997, respectively. Prior to adjusting for stock dividends, the average common shares outstanding for the years 1993, 1994, 1995 and 1996 were 4,498, 4,368, 4,524 and 4,712, respectively.

This summary should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      (Dollars stated in thousands except for share and per share data)

FINANCIAL CONDITION AND LIQUIDITY

      The financial condition of the Company continues to be strong. At June 30, 1998, current assets exceeded current liabilities by $394,545, up
$152,147 from December 31, 1997. The current assets at June 30, 1998 were sufficient to meet the cash needs required to pay current liabilities. The substantial increases in accounts receivable and merchandise inventory resulted primarily from the growth in sales experienced by the Company. While the average number of days of sales in accounts receivable has remained relatively stable during 1996, 1997 and 1998, inventory turnover has decreased slightly during that same period. The decrease in inventory turnover is due largely to a companywide customer service and logistics project to redeploy inventory into a system of national zones, regional zones and branch locations. Although the project objective is to provide better customer service and reduce overall costs, management expected some temporary inventory increase, unrelated to sales volume, during the transition to the new system. This temporary increase in inventory investment is largely offset by a corresponding increase in trade accounts payable. The Company does not have any other plans or commitments that would require significant amounts of additional working capital.

      At June 30, 1998, the Company had available to it unused lines of credit amounting to $255,000. These lines are available to meet short-term cash requirements of the Company. Bank borrowings outstanding during 1998 through June 30 ranged from a minimum of $38,000 to a maximum of $211,655.

      The Company has funded its capital requirements from operations, stock issuances to its employees and long-term debt. In May, 1996, the Company received the proceeds from a fifteen-year note for $65,000 at a fixed interest rate of 7.36% with principal payable in semiannual installments beginning in May, 2001. In January, 1998, the Company received the proceeds from a seven-year note for $25,000 at a fixed interest rate of 6.44% with principal payable in quarterly installments beginning in April, 1998. In April, 1998, the Company received the proceeds from a fifteen-year note for $75,000 at a fixed interest rate of 6.59% with principal payable in semiannual installments beginning in October, 2003. In June, 1998, the Company received the proceeds from a fifteen-year note for $40,000 at a fixed interest rate of 6.65% with principal payable in annual installments beginning in June, 2003. All four note agreements have various covenants which limit the Company's ability to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreements. In addition, in July, 1996, the Company received the proceeds from a ten-year note for $7,000 at a fixed interest rate of 7.74% with principal payable in quarterly installments beginning in November, 1996. During the first six months of 1998, cash used by operations amounted to $5,654 compared to $13,096 cash provided by operations in the first six months of 1997.

      The Company has a $125,000 Revolving Credit Loan Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate. The credit agreement, which expires in May, 2003, has various covenants that limit the Company's ability to make investments, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreement. The Company intends to utilize this credit line primarily as a secondary source of borrowing for short-term financing requirements. In April, 1996, the agreement was amended to increase the commitment to $125,000 from the $80,000 commitment in 1995. There have been no borrowings against this credit line through June 30, 1998.

      Capital expenditures for property were $25,621, $44,865 and $27,342 for the years ended December 31, 1995, 1996 and 1997, respectively. Capital expenditures for the six-month periods ended June 30, 1997 and 1998 were $11,261 and $14,168, respectively. Purchases of treasury stock were $3,034, $3,471 and $4,859 for the years ended December 31, 1995, 1996 and 1997, respectively. Purchases of treasury stock for the six-month periods ended June 30, 1997 and 1998 were $2,733 and $2,796, respectively. Dividends paid were $8,884, $9,188 and $9,550 for the years ended December 31, 1995, 1996 and 1997, respectively. Dividends paid for the six-month periods ended June 30, 1997 and 1998 were $8,123 and $8,304, respectively.

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997

      Net sales in the first six months of 1998 were 15.9% higher than in the first six months of 1997. The higher net sales resulted from improvements in the market sectors of the economy in which the Company operates.

      Gross margin in the first six months of 1998 increased $42,300 (14.7%) compared to the first six months of 1997 primarily due to increased sales in the electrical and communications markets.

      The increase in selling, general and administrative expenses in the first six months of 1998 compared to the first six months of 1997 occurred largely because of adjustments in personnel complement and adjustments in compensation and related expenses.

      Interest expense increased in the first six months of 1998 compared to the first six months of 1997 primarily due to increased levels of borrowing incurred to finance higher aggregate levels of inventory and receivables. Interest rates on 1998 short-term borrowings have been slightly higher than for the same period in 1997.

      Other income in the first six months of 1998 included gains on sale of property of $554.

      The combined effect of the increase in gross margin and the decrease in other income, together with the increases in selling, general and administrative expenses, interest expense and depreciation and amortization, resulted in an increase in pretax earnings of $10,506 in the first six months of 1998 compared to the same period in 1997.

1997 Compared to 1996

      Net sales in 1997 were 11.6% higher than in 1996. The higher net sales resulted from improvements in the market sectors of the economy in which the Company operates. The impact of inflation on sales and cost of sales was not significant in 1997.

      Gross margin in 1997 increased $74,425 (13.8%) compared to 1996 primarily due to the increased sales in the electrical and communications markets.

      The increase in selling, general and administrative expenses in 1997 compared to 1996 occurred largely because of adjustments in personnel complement and adjustments in compensation and related expenses.

      Interest expense increased in 1997 compared to 1996 primarily due to increased levels of borrowing incurred to finance higher aggregate levels of inventory and receivables. Interest rates on 1997 short-term borrowings were slightly higher than for the same period in 1996.

      Other income included gains on sale of property of $2,280 and $7,313 in 1997 and 1996, respectively.

      The combined effect of the increase in gross margin and the decrease in other income, together with the increases in selling, general and administrative expenses, interest expense and depreciation and amortization, resulted in an increase in income before provision for income taxes of $14,679 in 1997 compared to 1996.

  1996 Compared to 1995

      Net sales in 1996 were 8.2% higher than in 1995. The higher net sales resulted from improvements in the market sectors of the economy in which the Company operates. The impact of inflation on sales and cost of sales was not significant in 1996.

      Gross margin in 1996 increased $39,846 (8.0%) compared to 1995 primarily due to the increased sales in the electrical and communications markets.

      The increase in selling, general and administrative expenses in 1996 compared to 1995 occurred largely because of adjustments in personnel complement and adjustments in compensation and related expenses.

      Interest expense increased slightly in 1996 compared to 1995 primarily due to increased levels of borrowing incurred to finance higher aggregate levels of inventory and receivables. Interest rates on 1996 short-term borrowings were generally lower than for the same period in 1995.

      Other income included gains on sale of property of $7,313 and $2,055 in 1996 and 1995, respectively.

      The combined effect of the increases in gross margin and other income, together with the increases in selling, general and administrative expenses, interest expense and depreciation and amortization, resulted in an increase in income before provision for income taxes of $12,302 in 1996 compared to 1995.

  1995 Compared to 1994

      Net sales in 1995 were 17.4% higher than in 1994. The higher net sales resulted from improvements in the market sectors of the economy in which the Company operates. The impact of inflation on sales and cost of sales was not significant in 1995.

      Gross margin in 1995 increased $76,907 (18.3%) compared to 1994 primarily due to the increased sales in the electrical and communications markets.

      The increase in selling, general and administrative expenses in 1995 compared to 1994 occurred largely because of adjustments in personnel complement and adjustments in compensation and related expenses.

      Interest expense increased in 1995 compared to 1994 primarily due to increased levels of borrowing incurred to finance higher levels of inventory and receivables. Interest rates on 1995 short-term borrowings were generally higher than for the same period in 1994.

      Other income included gains on sale of property of $2,055 in 1995.

      The combined effect of the increases in gross margin and other income, together with the increases in selling, general and administrative expenses, interest expense and depreciation and amortization, resulted in an increase in income before provision for income taxes and cumulative effect of the accounting change of $29,876 in 1995 compared to 1994.

IMPACT OF YEAR 2000 ISSUE

      In early 1996 the Company began its review and analysis of the Year
2000 Issue and the potential risks to our operations. Modifications to our existing software began in 1996 and continue to be made. A full-time senior manager of the Company was appointed in January 1998 to oversee all the analytical and remedial projects connected with the Year 2000 Issue. In June 1998 the Company received a report based on a review by independent consultants of our Year 2000 readiness. The consultants confirmed the appropriateness of our approach and progress to date and made certain recommendations for future actions.

      The Company believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant problems for all of its sytems, including its information, warehouse, office or administrative systems. However, if such modifications and conversions are not made, or are not completed in a timely manner, the Year 2000 Issue could have a material impact on the operations of the Company.

      Communications have been initiated by the Company with all of its significant suppliers and large customers to determine the extent to which the interface between their systems and the Company's systems are vulnerable to those parties' failure to remediate their own Year 2000 Issues. The Company's total Year 2000 project schedule and cost estimates to complete include the estimated costs and time associated with the impact of supplier and customer Year 2000 Issues based on currently available information. However, there can be no guarantee that the systems of these companies on which the Company's systems rely will be converted in a timely manner so there will not be an adverse effect on the Company's business. Contingency plans will be developed on a case-by-case basis for suppliers or customers where a problem is identified that cannot be remedied in time. Contingency plans could involve an alternate means of communication for an electronic data interchange customer or an alternate source of supply in the case of a supplier.

      The Company has and will continue to utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company anticipates completing the Year 2000 project no later than December 31, 1998, although some testing will continue after that date. The Year 2000 project will be funded through operating cash flows and expensed as incurred. It has not and is not expected to have a material effect on the results of operations.

      The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                                 DIVIDENDS

      The Company has paid cash dividends on its Common Stock every year since 1929. The following table sets forth the cash dividends per share of Common Stock declared during the periods indicated.

                                                             Cash
                                                           Dividends
                                                           ---------
      1993        -                                          $2.00

      1994        -                                           2.00

      1995*       -                                           2.00

      1996        -   First Quarter                            .30
                      Second Quarter                           .30
                      Third Quarter                            .30
                      Fourth Quarter                          1.10

      1997        -   First Quarter<F*>                        .30
                      Second Quarter                           .30
                      Third Quarter                            .30
                      Fourth Quarter                          1.10

      1998        -   First Quarter<F*>                        .30
                      Second Quarter                           .30

      <F*>  Stock dividends of 6.25%, 5% and 10% were declared in September
            1994, 1996 and 1997, respectively. The shares representing these dividends were issued in February 1995, 1997 and 1998, respectively.

                                    BUSINESS

      The Company was incorporated under the laws of the State of New York on December 11, 1925 to take over the wholesale supply department of Western Electric Company, Incorporated. The Company is engaged internationally in the distribution of electrical and communications equipment and supplies primarily to contractors, industrial plants, telephone companies, power utilities and commercial users. All products sold by the Company are purchased from others.

SUPPLIERS

      The Company acts as a distributor of the products of more than 1,000 manufacturers. The relationship of the Company with a number of its principal suppliers goes back many years. It is customarily a nonexclusive national or regional distributorship terminable upon 30 to 90 days notice by either party.

      During 1997 and the period ended June 30, 1998, the Company purchased a significant portion of its products from several major suppliers. The termination by any of these companies, within a short period of time, of a significant number of their agreements with the Company might have an immediate material adverse effect on the business of the Company, but the Company believes that within a reasonable period of time it could find alternate sources of supply adequate to alleviate such adverse effect.

PRODUCTS DISTRIBUTED

      The Company distributes more than 100,000 different products and, therefore, is able to supply its customers with a wide variety of electrical and communications products. The products distributed by the Company consist primarily of wire, cable, conduit, wiring devices, tools, motor controls, transformers, lamps, lighting fixtures and hardware, power transmission equipment, telephone station apparatus, key systems, PBXs, data products for local area networks or wide area networks, fiber optic products, and CATV products. These products are sold to customers such as contractors (both industrial and residential), industrial plants, telephone companies, private and public utilities and commercial users.

      On June 30, 1997 and 1998, the Company had orders on hand which totaled approximately $250,340,000 and $303,053,000, respectively. The Company believes that the increase from 1997 to 1998 reflects the improvements in the market sectors of the economy in which the Company operates. The Company expects that approximately 85% of the orders on hand at June 30, 1998 will be filled within the twelve-month period ending June 30, 1999. Historically, orders on hand for the Company's products have been firm, but customers from time to time request cancellation and the Company has historically allowed such cancellations.

MARKETING

      The Company sells its products through a network of distributing houses located in 14 geographical districts throughout the United States. In each district, the Company maintains a main distributing house and a number of branch distributing houses, each of which carries an inventory of supply materials and operates as a wholesale distributor for the territory in which it is located. The main distributing house in each district carries a substantially larger inventory than the branch houses so that the branch houses can call upon the main distributing house for additional items of inventory. In addition, the Company maintains four zone warehouses with special inventories so all locations can call upon them for additional items. The Company also has subsidiary operations with distribution facilities located in Puerto Rico, Mexico, Singapore, Canada and Chile.

      The distribution facilities operated by the Company are shown in the following table:

                                            No. of
                                          Distributing                                                 No. of
Location of Main                           Houses in                                                 Distributing
Distributing House                         District                                                     Houses
------------------                        ------------                                               ------------
Boston, MA                                    10            Graybar International, Inc.
Cincinnati, OH                                 8            ---------------------------
Dallas, TX                                    30              Puerto Rico                                  1
Glendale Heights, IL                          16            Graybar Electric (Ontario) Ltd.
Miami, FL                                      3            -------------------------------
Minneapolis, MN                               18              Canada                                       6
New York, NY                                  15            Graybar Electric Ltd.
Norcross, GA                                  19            ---------------------
Phoenix, AZ                                   26              Canada                                      18
Pittsburgh, PA                                12            Graybar de Mexico, S.A. de CV
Richmond, VA                                  18            -----------------------------
Seattle, WA                                   22              Mexico City, Mexico                          1
St. Louis, MO                                 16            Graybar-P&M International PTE, Ltd.
Tampa, FL                                     23            -----------------------------------
                                                              Singapore                                    1
                                                            Graybar International de Chile Limitada
Zone Distributing Houses                                    ---------------------------------------
------------------------                                      Santiago                                     1

Bethlehem, PA                                  1
Peoria, IL                                     1
Dallas, TX                                     1
Atlanta, GA                                    1

      Where the specialized nature or size of a particular shipment warrants, the Company has products shipped directly from its suppliers to the place of use, while in other cases orders are filled from the Company's inventory. On a dollar volume basis, over sixty percent of the orders are filled from the Company's inventory, and the remainder are shipped directly from the supplier to the place of use. The Company generally finances its inventory from internally generated funds and from long and short-term borrowings.

      The Company distributes its products to more than 200,000 customers, which fall into five general classes. The following list shows the estimated percentage of the Company's total sales for each of the last three years ended December 31 and the six-month periods ended June 30, 1997 and 1998 attributable to each of these classes:

                                                                                                  Six Months Ended
                                                                 Year Ended December 31,              June 30,
                                                              ----------------------------        ----------------
Class of Customers                                            1995        1996        1997        1997        1998
------------------                                            ----        ----        ----        ----        ----
Electrical contractors                                        39.1%       39.1%       38.3%       37.9%       37.1%
Industrial plants                                             30.6        29.8        29.3        29.9        28.8
Telecommunication companies                                   22.9        24.4        26.1        25.8        28.7
Private and public power utilities                             5.6         5.0         4.6         4.7         4.1
Miscellaneous                                                  1.8         1.7         1.7         1.7         1.3
                                                             -----       -----       -----       -----       -----
                                                             100.0%      100.0%      100.0%      100.0%      100.0%
                                                             =====       =====       =====       =====       =====

      At June 30, 1998, the Company employed approximately 2,700 persons in sales capacities. Approximately 1,200 of these sales personnel were sales representatives who work in the field making sales to customers at the work site. The remainder of the sales personnel were sales and marketing managers, and telemarketing, advertising, quotation, counter and clerical personnel.

COMPETITION

      The Company believes that it is one of the three largest distributors of electrical and comm/data products in the United States. The field is highly competitive, and the Company estimates that the three largest distributors account for only a small portion of the total market, with the balance of the market being accounted for by independent distributors and manufacturers operating on a local, state-wide or regional basis.

      The Company believes that its competitive position is primarily a result of its ability to supply its customers through a network of conveniently located distribution facilities with a broad range of electrical and telecommunications materials within a short period of time. Price is also important, particularly where the Company is asked to submit bids to contractors in connection with large construction jobs.

EMPLOYEES

      At June 30, 1998 the Company employed approximately 7,300 persons on a full-time basis. Approximately 170 of these persons were covered by union contracts. The Company has not had a material work stoppage and considers its relations with its employees to be good.

                                         MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

            Name                                          Office
            -----                                         ------
      C.L. Hall<F*>                     Director and President
      T.F. Dowd<F*>                     Director, Vice President, Secretary and General Counsel
      T.S. Gurganous                    Director and District Vice President
      R.H. Haney<F*>                    Director and Senior Vice President
      G.W. Harper<F*>                   Director and Vice President-Operations
      W.L. King                         Director and District Vice President
      G.J. McCrea                       Director and District Vice President
      R.D. Offenbacher                  Director and District Vice President
      R.A. Reynolds, Jr.<F*>            Director and Senior Vice President
      J.R. Seaton<F*>                   Director, Vice President and Comptroller
      C.R. Udell                        Director and Vice President
      J.F. Van Pelt<F*>                 Director and Vice President-Human Resources
      J.W. Wolf<F*>                     Director, Vice President and Treasurer

      ------------------

      <F*> Members of the Executive Committee of the Board of Directors.

                          DESCRIPTION OF COMMON STOCK

      The Company's authorized capitalization consists of (a) 300,000 shares of preferred stock, par value $20 per share (the "Preferred Stock"), and (b) 7,500,000 shares of Common Stock, par value $1 per share with a stated value of $20 per share. The number of equity security holders of the Company as of June 30, 1998 consisted of (a) Preferred Stock - 88, (b) Common Stock - 172 and (c) Voting Trust Certificates for Common Stock - 4,333.

DIVIDEND RIGHTS

      Subject to the prior rights of the holders of Preferred Stock to receive dividends in cash at the rate of $1 per share per year (such dividends being non-cumulative except to the extent earned in each calendar year), dividends may be paid upon the Common Stock as and when declared by the Board of Directors.

VOTING RIGHTS

      Except as otherwise required by law, the holders of shares of Common Stock have the exclusive right to vote for the election of directors and for all other purposes. Approximately 94% of the issued and outstanding shares of Common Stock are held pursuant to the Voting Trust Agreement, and the powers of the Voting Trustees to exercise the voting powers of the Common Stock are described under the heading "Summary of Certain Provisions of the Voting Trust Agreement."

LIQUIDATION RIGHTS

      In the event of voluntary or involuntary dissolution, liquidation or winding-up of the Company, after payment in full of the amounts required to be paid to the holders of the Preferred Stock then outstanding, the holders of the Common Stock then outstanding shall be entitled to share ratably in all remaining assets of the Company.

      The holders of shares of Preferred Stock are entitled to receive, in the event of dissolution or liquidation of the Company, the par value of such shares plus an amount equal to any dividends accrued thereon to the extent earned but unpaid to the date of payment.

MISCELLANEOUS

      The Common Stock has no conversion, preemptive or subscription rights and there are no sinking fund or redemption provisions applicable thereto. The outstanding shares of Common Stock are, and the shares to be sold by the Company hereunder will be, validly issued, fully paid and non-assessable. Under Section 630 of the New York Business Corporation Law the ten largest shareholders of the Company are liable under certain conditions for debts, wages or salaries due and not paid by the Company to any laborers, servants or employees, other than contractors, for services performed by them for the Company.

REPURCHASE OPTION

      The following is a brief summary of the provisions of the Company's Restated Certificate of Incorporation, as amended, which place restrictions and limitations on the holding and sale, transfer or pledge of Common Stock. Such provisions are equally applicable to Voting Trust Certificates.

      No holder of Common Stock may sell, transfer or otherwise dispose of any shares of Common Stock without first offering the Company the option to purchase such shares within 30 days after said offer at the purchase price of $20 per share, with appropriate adjustment for regular dividends, if any, declared and paid at the end of the quarter in which such offer is made. The Company also has the option to purchase the Common Stock of any shareholder who ceases to be an employee of the Company for any reason other than death or retirement on a pension (except a deferred pension) at the same price at any time after termination of employment until 30 days after the holder makes an offer to sell said Common Stock to the Company. In the event of the death of any shareholder, the Company has the option to purchase all or any part of his Common Stock from his estate at the purchase price hereinabove referred to at any time after the expiration of one year from the date of death until 30 days after such Common Stock shall have been offered to the Company; provided, however, that the estate of such deceased shareholder may offer to sell said shares to the Company within such one-year period, in which event the Company's option terminates within 30 days from such offer. In the past, the Company has always exercised the options referred to above and expects to continue exercising such options.

      No shareholder may hypothecate or pledge any shares of Common Stock, except under an agreement of hypothecation or pledge containing provisions permitting the Company to exercise the options referred to above and to redeem the pledge of shares in the event of default upon payment of the lesser of the amount due on the pledge or the purchase price hereinabove referred to with suitable provisions for redemption by the shareholder or payment to him of any balance to which he may be entitled.

                  INFORMATION CONCERNING THE VOTING TRUSTEES

      Approximately 94% of the issued and outstanding shares of Common Stock are held of record in the names of C.L. Hall, R.H. Haney, G.W. Harper, R.D. Offenbacher and R.A. Reynolds, Jr. as Voting Trustees under the Voting Trust Agreement dated as of April 1, 1997. The Voting Trustees therefore share approximately 94% of the voting power with respect to election of directors and certain other matters requiring shareholder approval. Shares of Common Stock held of record by the Voting Trustees are so held for the benefit of holders of Voting Trust Certificates issued in respect thereof by the Voting Trustees.

      The Voting Trust Agreement became effective as of April 1, 1997 and will terminate on March 31, 2007 unless sooner terminated as provided therein.

      The names, positions with the Company and business addresses of the Voting Trustees are as follows:

Name and Position                                              Business Address
-----------------                                              ----------------
C.L. Hall, Director and President                              34 North Meramec Avenue
                                                               St. Louis, MO  63105

R.H. Haney, Director and Senior Vice President                 34 North Meramec Avenue
                                                               St. Louis, MO  63105

G.W. Harper, Director and Vice President-Operations            34 North Meramec Avenue
                                                               St. Louis, MO  63105

R.D. Offenbacher, Director and District Vice President         34 North Meramec Avenue
                                                               St. Louis, MO  63105

R.A. Reynolds, Jr., Director and Senior Vice President         34 North Meramec Avenue
                                                               St. Louis, MO  63105

      The sole occupation of each Voting Trustee is his employment with the Company. All communications to the Voting Trustees should be addressed to the Voting Trustees, c/o Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177.

      As of July 31, 1998, each of the Voting Trustees owned of record and beneficially for his account Voting Trust Certificates as follows:

                                          Amount            Percent of
Name                                     Owned<Fa>          Class Owned
----                                     ---------          -----------
C.L. Hall                                  7,154               .15

R.H. Haney                                 5,614               .12

G.W. Harper                                6,024               .13

R.D. Offenbacher                           3,971               .08

R.A. Reynolds, Jr.                         4,048               .09

      -------------------

      <Fa>  The number of shares of Common Stock to which such
            Voting Trust Certificates relate.

      No person owns of record and beneficially Voting Trust Certificates representing more than 1% of the outstanding shares of Common Stock.

      As of July 31, 1998, all officers and directors of the Company as a group owned beneficially, directly and indirectly, Voting Trust Certificates representing 124,863 shares of Common Stock (representing approximately 2% of the outstanding shares) and no shares of Preferred Stock.

      None of the Voting Trustees has received or will receive remuneration for serving in such capacity. The table below sets forth the aggregate cash compensation of the Voting Trustees during the year ended December 31, 1997, in their capacities as officers and directors of the Company.

                                                                                                     All Other
                                                                                                    Compensation
Name of Individual      Capacities in Which Served                 Salary<F1>     Bonus <F1>,<F2>       <F3>
------------------      --------------------------                 ----------     ---------------   ------------
C.L. Hall               Director and President                      306,180          342,922          80,413

R.H. Haney              Director and Senior Vice President          160,666          146,206          38,833

G.W. Harper             Director and Vice President-Operations      143,428          130,519          34,919

R.D. Offenbacher        Director and District Vice President        108,632           70,945          22,373

R.A. Reynolds, Jr.      Director and Senior Vice President          160,666          146,206          38,833

----------------
<F1>  Includes amounts accrued and deferred pursuant to deferred compensation agreements with certain employees who were not eligible to participate in the employee contribution portion of the Profit Sharing and Savings Plan. These agreements provide for deferral of from 2% to 15% of salary and 2% to 25% of bonus payments. Payment of sums deferred will generally be made in five or ten annual installments commencing on retirement or in a lump sum on termination of service other than by retirement. Interest is credited to sums deferred at the rate applicable to the fixed income account of the Profit Sharing and Savings Plan at the end of each calendar quarter.

<F2>  Bonus paid on March 15th each year under the Company's Management
      Incentive Plan with respect to services rendered during the prior year. The Company's Management Incentive Plan covers all officers of the Company and other management employees. In accordance with this Plan, each participant has a guideline incentive, ranging from 20% to 80% of base salary. This guideline is subject to a year-end adjustment based on performance against Plan goals. The adjustments are based on objective measurements, such as sales and profits, but may be varied at the discretion of the president and district vice presidents. Participants may earn a maximum of 150% of the applicable guideline.

<F3>  Profit sharing contributions accrued for the years indicated.  The profit sharing contribution for 1997 was made on March 31, 1998. Contributions by the Company under the Profit Sharing and Savings Plan are made at the discretion of the Board of Directors for eligible employees and, subject to certain exceptions, are made in proportion to their annual compensation. Except as otherwise provided in the Profit Sharing and Savings Plan and the related Trust Agreement, the moneys held in trust thereunder are paid to employees upon termination of employment for any reason including their retirement or, in the event of their death prior to the complete distribution of their interests, are paid to their estates or designated beneficiaries. In addition, the column headed "All Other Compensation" also includes payments made to the deferred compensation accounts of the respective individuals based on contribution limitations contained in Section 401 and 415 of the Internal Revenue Code. In 1997, $44,910 was credited to Mr. Hall's deferred compensation account in this regard. Similarly, $11,408, $9,827, $94 and $9,694 were credited to the deferred compensation accounts of Messrs. Haney, Harper, Offenbacher and Reynolds, respectively.

      The Company has a qualified defined benefit pension plan covering all eligible full-time employees. Employees become fully vested after 5 years of service. Generally, employees may retire and begin receiving pensions at the age of 65, or earlier if they are at least age 60 with 20 years of credited service. Prior to January 1, 1993, employees could retire and begin receiving pensions at age 55 with 20 years or more of credited service, at age 50 with 25 years of credited service, or any age with 30 years of credited service under the plan. Employees who had completed 15 years of service on December 31, 1992 may still retire and receive their entire benefit under the pre-1993 rule, but employees who had not completed 15 years of service on December 31, 1992 can receive only the benefit accrued on December 31, 1992 under the old rule, and the benefit accrued after that date under the new rule.

      An employee's annual pension income is based on the employee's average covered compensation during the sixty consecutive months preceding retirement in which earnings were highest, multiplied by one percent for each year of credited service and offset by an amount which cannot exceed limitations imposed by the Internal Revenue Code. As of December 31, 1997, the years of credited service for the Voting Trustees were as follows: C.L. Hall - 38, R.H. Haney - 35, G.W. Harper - 40, R.D. Offenbacher - 29 and R.A. Reynolds, Jr. - 25. The amounts of salary and bonus in the compensation table below are substantially equivalent to covered compensation under the plan. To the extent that annual benefits exceed limitations imposed by the Internal Revenue Code of 1986, as amended, such benefits will be paid out of the general revenues of the Company by means of a supplemental benefits plan.

      The following table sets forth annual benefits which would become payable under the Company's pension plan or supplemental benefits plan based on certain assumptions as to earnings and years of credited service without giving effect to any applicable Social Security offset.

                                                 Years of Service
                      --------------------------------------------------------------------
     Compensation         20            25             30             35             40
     ------------         --            --             --             --             --
      $200,000        $ 40,000       $ 50,000       $ 60,000       $ 70,000       $ 80,000
       300,000          60,000         75,000         90,000        105,000        120,000
       400,000          80,000        100,000        120,000        140,000        160,000
       600,000         120,000        150,000        180,000        210,000        240,000
       800,000         160,000        200,000        240,000        280,000        320,000

      The Company anticipates that each of the Voting Trustees will acquire a beneficial interest in all or a part of the shares of Common Stock of the Company for which he will be entitled to subscribe pursuant to the Plan. The number of shares for which each of the Voting Trustees will be entitled to subscribe under the Plan will not exceed the following to any significant degree:

            Name                                       Number of Shares
            ----                                       ----------------
            C.L. Hall                                        2,748
            R.H. Haney                                       1,536
            G.W. Harper                                      1,290
            R.D. Offenbacher                                   960
            R.A. Reynolds                                    1,536

          SUMMARY OF CERTAIN PROVISIONS OF THE VOTING TRUST AGREEMENT

      The statements under this heading relating to the Voting Trust Agreement are summaries of certain of its provisions and do not purport to be complete. Such summaries are qualified in their entirety by reference to the Voting Trust Agreement, copies of which are on file at the principal executive office of the Company and with the Securities and Exchange Commission in Washington, D.C. All section references are to the Voting Trust Agreement.

      General. The Voting Trust Agreement provides for the deposit thereunder only of Common Stock or voting stock of the Company or a successor corporation issued in respect of the Common Stock in connection with a recapitalization or reclassification of the Common Stock or merger or consolidation of the Company into another corporation. Such securities may not be withdrawn by the beneficial owners prior to the expiration or termination of the Voting Trust Agreement. The certificates representing shares of Common Stock deposited under the Voting Trust Agreement must be deposited, within a reasonable time after receipt thereof by the Voting Trustees, either in a safe deposit box rented by the Voting Trustees or with a depositary bank or trust company located in the County of St. Louis, State of Missouri. No such depositary has been appointed and the Voting Trustees have no present intention of making any such appointment. (Section 6.02)

      The Voting Trust was originally established in 1928 as a security device in connection with the purchase by the Company of the wholesale supply business of Western Electric Company, Incorporated. The Voting Trust arrangement has been continued since its inception by the periodic adoption, as permitted by applicable law, of successive Voting Trust Agreements by substantially all of the shareholders of the Company. In connection with the adoption of each new Voting Trust Agreement, management has recommended to shareholders that the Voting Trust arrangement be continued because it believed that the operation of the business of the Company had been successfully conducted under such arrangement and such arrangement was in the best interests of the Company.

      The Voting Trust Agreement is dated as of April 1, 1997 and will expire March 31, 2007 unless extended or sooner terminated as provided therein. The Voting Trust Agreement may be terminated at any time by a majority of the Voting Trustees or by the holders of Voting Trust Certificates representing at least 75% of the number of shares of Common Stock deposited under the Voting Trust Agreement. At any time within six months prior to the expiration of the Voting Trust Agreement, one or more holders of Voting Trust Certificates may, by agreement in writing with the Voting Trustees and the Company, extend the duration of the Voting Trust Agreement for an additional period not exceeding ten years. Any such extension will be binding only upon holders of Voting Trust Certificates who consent thereto. (Section 6.04)

      The Voting Trust Agreement may be amended or modified at any time by a majority of the Voting Trustees, the Company and the holders of Voting Trust Certificates representing at least 75% of the number of shares of Common Stock deposited under the Voting Trust Agreement. Such amendment or modification, if made, could affect the rights of the then existing holders of Voting Trust Certificates. (Section 6.03)

      The Voting Trust Agreement is governed by the laws of the State of New York. Under the Business Corporation Law of the State of New York, holders of Voting Trust Certificates are given the right to inspect the books and records of the Company under certain circumstances. The Company intends to furnish copies of its Annual Report to holders of Voting Trust Certificates. (Section 6.08)

      Voting Trustees. Voting Trustees must be employees of the Company and any Voting Trustee who for any cause, including retirement on a pension, ceases to be an employee of the Company automatically ceases to be a Voting Trustee. Any Voting Trustee may at any time resign and may be removed by holders of Voting Trust Certificates representing at least 66 2/3% of the number of shares of Common Stock deposited under the Voting Trust Agreement. (Section 5.01)

      Vacancies in the office of Voting Trustee will be filled by a majority of the remaining Voting Trustees, unless there shall be less than three Voting Trustees in office, in which event the vacancies shall be filled by the Board of Directors of the Company. No Voting Trustee who has been previously removed from office may be redesignated or elected a Voting Trustee without the approval of holders of Voting Trust Certificates representing at least 66 2/3% of the number of shares of Common Stock deposited under the Voting Trust Agreement. (Section 5.01)

      The Voting Trust Agreement provides that the Voting Trustees, in exercising the rights and powers granted to them, shall exercise their best judgment in securing the election of suitable directors for the Company and in voting on or consenting to other matters. Voting Trustees may be, and may vote for themselves as, directors of the Company. No person is disqualified from acting as a Voting Trustee by reason of any personal interest in the Company and a Voting Trustee may deal with the Company as fully as if he did not hold such office. The Voting Trustees may execute any of the trusts or powers or perform any of the duties under the Voting Trust Agreement either directly or by or through agents or attorneys appointed by them. Any action required or permitted to be taken by the Voting Trustees may be taken by vote or written consent of a majority of the Voting Trustees. (Sections 5.02 and 5.03)

      As specified in the Voting Trust Agreement, Voting Trustees and their agents and attorneys are not liable to holders of Voting Trust Certificates or the Company except for their individual willful misconduct. The Company has agreed to indemnify each Voting Trustee and each agent or attorney of the Voting Trustees for, and to hold him harmless against, any tax, loss, liability or expense incurred for any reason, except his own individual willful misconduct, arising out of or in connection with the acceptance or administration of the Voting Trust and the performance of his duties and obligations and the exercise of his rights and powers thereunder. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to the Voting Trustees pursuant to the foregoing provisions, the Voting Trustees have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The Company has also agreed to pay the reasonable expenses incurred by the Voting Trustees in connection with the performance of their duties and obligations under the Voting Trust Agreement. In consideration of the Voting Trustees having agreed to serve in that capacity for the benefit of the holders of Voting Trust Certificates, the Voting Trust Agreement provides that, in the event the Company fails or is unable to provide such indemnification or pay such expenses, the holders of Voting Trust Certificates will do so and the responsibility therefor will be allocated among them ratably in proportion to the number of shares of Common Stock represented by their respective Voting Trust Certificates. The obligations of the Company and the holders of Voting Trust Certificates are payable from any funds or other assets held by the Voting Trustees for their respective accounts. (Sections 5.03 and 5.04)

      No bond is to be posted by the Voting Trustees with respect to their performance under the Voting Trust Agreement.

      Voting. Except as set forth below, the Voting Trustees are entitled in their discretion and using their best judgment to vote on or consent to the election of directors of the Company and, subject to the exceptions described below, the ratification, approval or disapproval of any other action or proposed action of the Company. The Voting Trustees, each of whom is currently a director of the Company, are specifically authorized to vote for themselves as directors of the Company under the terms of the Voting Trust Agreement. The Voting Trustees may not, without the consent of the holders of Voting Trust Certificates representing at least 75% of the aggregate number of shares of Common Stock then deposited under the Voting Trust Agreement, vote on or consent to the merger or consolidation of the Company into another corporation, the sale of all or substantially all of the Company's assets, or the liquidation and dissolution of the Company. (Sections 4.02 and 5.02)

      Dividends. All dividends payable with respect to shares of Common Stock deposited under the Voting Trust Agreement are payable to the Voting Trustees as the owners of record of such shares. The Voting Trustees will retain, subject to the terms of the Voting Trust Agreement, all shares of Common Stock received as a stock dividend, and will deliver to each holder of a Voting Trust Certificate representing shares of Common Stock on which such stock dividend shall have been paid an additional Voting Trust Certificate for the number of shares received as a dividend with respect to such Common Stock. The Voting Trustees will pay or cause to be paid to the holders of Voting Trust Certificates an amount equal to any cash dividends received and any distribution made to holders of Common Stock other than in cash or Common Stock or as a result of recapitalization or reclassification of the Common Stock or a reorganization of the Company. (Section 4.03)

      Subscription Offers and Employee Plans. Any shares of Common Stock subscribed for on behalf of, or acquired by, a holder of a Voting Trust Certificate pursuant to a subscription offer or employee plan or otherwise must be deposited with the Voting Trustees and will be held by them subject to the terms of the Voting Trust Agreement. The Voting Trustees will deliver to the holders of Voting Trust Certificates on whose behalf any such shares of Common Stock are deposited additional Voting Trust Certificates for such shares. (Sections 4.04 and 4.05)

      Recapitalization or Reclassification of Common Stock. In the event of a recapitalization of the Company or reclassification of the Common Stock, the Voting Trustees will hold, subject to the terms of the Voting Trust Agreement, any shares of voting stock of the Company issued in respect of shares of Common Stock deposited under the Voting Trust Agreement. In such case, issued and outstanding Voting Trust Certificates may remain outstanding or the Voting Trustees may substitute new certificates in appropriate form. (Section 4.06)

      Reorganization of the Company. Depending on the terms of any agreement pursuant to which the Company is merged or consolidated into another corporation, the Voting Trustees either will hold, subject to the terms of the Voting Trust Agreement, any shares of voting stock of the successor corporation issued to them in respect of the Common Stock deposited under the Voting Trust Agreement (in which case issued and outstanding Voting Trust Certificates may remain outstanding or the Voting Trustees may substitute new certificates in appropriate form), or will distribute such shares to the holders of Voting Trust Certificates in accordance with the number of shares of Common Stock represented by their respective Voting Trust Certificates.
In any event, any other consideration received as a result of such reorganization will be distributed ratably to the holders of Voting Trust Certificates. (Section 4.08)

      Dissolution of the Company. In the event of the dissolution and liquidation of the Company, the Voting Trustees will distribute any money, securities, rights or property received by them as the record owners of Common Stock ratably to the holders of Voting Trust Certificates. (Section 4.07)

      Restrictions on Transfer, and Right of the Company to Repurchase Voting Trust Certificates Under Certain Circumstances. The Voting Trust Agreement provides that the Voting Trustees need not recognize any claim of a holder of a Voting Trust Certificate who has obtained such certificate in contravention of any of the provisions of the Restated Certificate of Incorporation, as amended, of the Company in effect at the time such Voting Trust Certificate was so obtained, and further provides that Voting Trust Certificates issued under the Voting Trust Agreement are held by each holder upon and subject to the same terms and conditions upon which shares of Common Stock are held pursuant to the provisions of the Restated Certificate of Incorporation, as amended, of the Company. (Sections 3.01 and 4.09) See "Description of Common Stock -- Repurchase Option."

      The following is a brief summary of the provisions of the Company's Restated Certificate of Incorporation, as amended, which place restrictions and limitations on the holding and sale, transfer or pledge of Common Stock. Such provisions are equally applicable to Voting Trust Certificates.

      No holder of Common Stock may sell, transfer or otherwise dispose of any shares of Common Stock without first offering the Company the option to purchase such shares within 30 days after said offer at the purchase price of $20 per share, with appropriate adjustment for regular dividends, if any, declared and paid at the end of the quarter in which such offer is made. The Company also has the option to purchase the Common Stock of any shareholder who ceases to be an employee of the Company for any reason other than death or retirement on a pension (except a deferred pension, in which case the holder must surrender his shares or Voting Trust Certificates as a condition to eligibility for and entitlement to such deferred pension) at the same price at any time after termination of employment until 30 days after the holder makes an offer to sell said Common Stock to the Company. In the event of the death of any shareholder, the Company has the option to purchase all or any part of his Common Stock from his estate at the purchase price hereinabove referred to at any time after the expiration of one year from the date of death until 30 days after such Common Stock shall have been offered to the Company; provided, however, that the estate of such deceased shareholder may offer to sell said shares to the Company within such one-year period, in which event the Company's option terminates within 30 days from such offer. In the past, the Company has always exercised the options referred to above and expects to continue exercising such options.

      No shareholder may hypothecate or pledge any shares of Common Stock, except under an agreement of hypothecation or pledge containing provisions permitting the Company to exercise the options referred to above and to redeem the pledge of shares in the event of default upon payment of the lesser of the amount due on the pledge or the purchase price hereinabove referred to with suitable provisions for redemption by the shareholder or payment to him of any balance to which he may be entitled. No shareholder may transfer or place any shares of Common Stock, or Voting Trust Certificates representing shares, into a trust, except that the Company will, under certain circumstances, permit such transfer or placement upon receipt of a written agreement from the trustees and the shareholder in form satisfactory to the Company providing that such shareholder retains the right to direct the action to be taken by the trustees on any matter submitted to a vote by holders of shares of Common Stock or Voting Trust Certificates and permitting the Company to exercise the options referred to above and to redeem the shares, or Voting Trust Certificates representing shares, if any party other than the holder or the trustee shall claim or establish ownership of or interest in the shares, or Voting Trust Certificates representing shares, and requiring the trustees to comply with all provisions of the Restated Certificate of Incorporation, as amended, relating transfers of shares.

                                 LEGAL MATTERS

      The legality of the Common Stock and the Voting Trust Certificates offered hereby will be passed upon by Whitman Breed Abbott & Morgan, 200 Park Avenue, New York, New York 10166, counsel for the Company and the Voting Trustees.


                                     EXPERTS

      The consolidated financial statements of Graybar Electric Company, Inc. at December 31, 1997 and 1996, and for each of the two years in the period ended December 31, 1997, appearing or incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and for the year ended December 31, 1995, by PricewaterhouseCoopers LLP, independent accountants, as set forth in their respective reports thereon appearing and incorporated by reference elsewhere herein, and are included or incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                                                        Page
                                                                                                        ----
Report of Independent Auditors                                                                           F-2

Report of Independent Accountants                                                                        F-3

Consolidated Balance Sheets as of December 31, 1996 and 1997 (audited) and June 30,
  1998 (unaudited)                                                                                       F-4

Consolidated Statements of Income and Retained Earnings - years ended December 31,
  1995, 1996 and 1997 (audited) and six-month periods ended June 30, 1997 and 1998
  (unaudited)                                                                                            F-5

Consolidated Statements of Cash Flows - years ended December 31, 1995, 1996 and
  1997 (audited) and six-month periods ended June 30, 1997 and 1998 (unaudited)                          F-6

Notes to Consolidated Financial Statements                                                               F-7

                        REPORT OF INDEPENDENT AUDITORS





To the Shareholders and
  the Board of Directors
Graybar Electric Company, Inc.



      We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. as of December 31, 1997 and 1996, and the related statements of income and retained earnings and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 1995, were audited by other auditors whose report dated February 16, 1996, expressed an unqualified opinion on those statements.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





Ernst & Young LLP
February 20, 1998

                 REPORT OF INDEPENDENT ACCOUNTANTS





To the Board of Directors
Graybar Electric Company, Inc.


February 16, 1996

In our opinion, the consolidated statements of income and retained earnings and cash flows for the year ended December 31, 1995 present fairly, in all material respects, the results of operations and cash flows of Graybar Electric Company, Inc. and its subsidiaries for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Graybar Electric Company, Inc. for any period subsequent to December 31, 1995.



PricewaterhouseCoopers LLP
St. Louis, Missouri

                                       GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                                CONSOLIDATED BALANCE SHEETS
                             DECEMBER 31, 1996 AND 1997 (AUDITED) AND JUNE 30, 1998 (UNAUDITED)
                                 (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

                                                         ASSETS
                                                                                                                          JUNE 30,
                                                                                                DECEMBER 31,                1998
                                                                                          1996              1997        (UNAUDITED)
                                                                                        --------------------------      -----------
Current Assets
  Cash                                                                                  $ 13,820        $   18,523      $   48,118
  Trade receivables (less allowances of $4,483, $4,627 and $4,627, respectively)         342,323           402,455         453,049
  Merchandise inventory                                                                  301,835           389,314         410,752
  Other current assets                                                                    13,245            13,748          14,905
                                                                                        --------        ----------      ----------
    Total current assets                                                                 671,223           824,040         926,824
                                                                                        --------        ----------      ----------
Property, at cost
  Land                                                                                    21,894            22,868          22,888
  Buildings                                                                              153,454           167,654         170,593
  Furniture and fixtures                                                                 107,410           113,854         121,824
  Capital equipment leases                                                                26,138            26,138          26,683
                                                                                        --------        ----------      ----------
                                                                                         308,896           330,514         341,988
  Less - Accumulated depreciation and amortization                                       122,444           136,485         136,677
                                                                                        --------        ----------      ----------
                                                                                         186,452           194,029         205,311
                                                                                        --------        ----------      ----------
Deferred Income Taxes                                                                     11,793             9,639           9,111
                                                                                        --------        ----------      ----------
Other Assets                                                                              12,168            24,113          19,001
                                                                                        --------        ----------      ----------
                                                                                        $881,636        $1,051,821      $1,160,247
                                                                                        ========        ==========      ==========
                                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Notes payable to banks                                                                $ 68,282        $  136,925      $   69,044
  Current portion of long-term debt                                                       15,075            15,059          18,215
  Trade accounts payable                                                                 273,878           326,969         363,817
  Accrued payroll and benefit cost                                                        35,923            41,924          25,992
  Income taxes                                                                               ---               ---           6,720
  Other accrued taxes                                                                      9,164            10,663          10,377
  Dividends payable                                                                        5,214             5,246             ---
  Other payables and accruals                                                             31,703            44,856          38,114
                                                                                        --------        ----------      ----------
     Total current liabilities                                                           439,239           581,642         532,279
                                                                                        --------        ----------      ----------
Postretirement Benefits Liability                                                         77,004            77,300          77,504
                                                                                        --------        ----------      ----------
Long-term Debt                                                                           151,659           139,748         273,858
                                                                                        --------        ----------      ----------

                                                   SHARES AT           SHARES AT
                                                  DECEMBER 31,         JUNE 30,
                                           ------------------------   ----------
                                              1996          1997         1998
                                              ----          ----         ----
Shareholders' Equity
 Capital Stock-
 Preferred, par value $20 per share,
    authorized 300,000 shares-
    Issued to shareholders                     7,141         6,009        6,009
    In treasury, at cost                          --           (58)        (623)
                                           ---------     ---------    ---------
    Outstanding                                7,141         5,951        5,386              143               119             108
                                           ---------     ---------    ---------         --------        ----------      ----------
  Common, stated value $20 per share,
    Authorized                             7,500,000     7,500,000    7,500,000
    Issued to voting trustees              4,684,709     4,883,162    4,892,192
    Issued to shareholders                   251,375       323,434      323,707
    In treasury, at cost                     (20,035)      (19,124)    (158,373)
                                           ---------     ---------    ---------
    Outstanding                            4,916,049     5,187,472    5,057,526           98,321           103,749         101,151
                                           ---------     ---------    ---------         --------        ----------      ----------
  Advance payments on subscriptions
    to common stock                                                                           52                37              35
  Retained Earnings                                                                      115,218           149,226         175,832
                                                                                        --------        ----------      ----------
  Accumulated other comprehensive income                                                     ---               ---            (520)
                                                                                        --------        ----------      ----------
    Total Shareholders' Equity                                                           213,734           253,131         276,606
                                                                                        --------        ----------      ----------
                                                                                        $881,636        $1,051,821      $1,160,247
                                                                                        ========        ==========      ==========

                                See accompanying Notes to Consolidated Financial Statements.

                                      GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                 FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
                                    SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

                                 (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)
                                                                                                        SIX MONTHS ENDED
                                                               FOR THE YEARS ENDED                          JUNE 30,
                                                                   DECEMBER 31,                            (UNAUDITED)
                                                -----------------------------------------------    ----------------------------
                                                    1995              1996             1997            1997             1998
                                                    ----              ----             ----            ----             ----
Sales, net of returns and allowances             $2,774,368        $3,001,049       $3,348,496      $1,582,588      $1,833,561
  Less - Cash discounts                              (9,578)           (9,637)         (10,474)         (5,095)         (5,559)
                                                 ----------        ----------       ----------      ----------      ----------
     Net Sales                                    2,764,790         2,991,412        3,338,022       1,577,493       1,828,002
                                                 ----------        ----------       ----------      ----------      ----------
Cost of Merchandise Sold                         (2,267,186)       (2,453,962)      (2,726,147)     (1,290,051)     (1,498,260)
                                                 ----------        ----------       ----------      ----------      ----------
     Gross Margin                                   497,604           537,450          611,875         287,442         329,742
Selling, General and Administrative Expenses       (380,425)         (409,259)        (456,686)       (230,169)       (258,296)
Taxes, other than income taxes                      (24,727)          (26,922)         (29,523)            ---             ---
Depreciation and amortization                       (17,744)          (19,862)         (22,285)        (10,941)        (11,973)
                                                 ----------        ----------       ----------      ----------      ----------
     Income from operations                          74,708            81,407          103,381          46,332          59,473
Other Income, net                                     4,421            10,134            5,865           3,269           2,993
Interest Expense                                    (16,577)          (16,687)         (19,713)         (9,637)        (11,996)
                                                 ----------        ----------       ----------      ----------      ----------
Income Before Provision for Income Taxes             62,552            74,854           89,533          39,964          50,470
                                                 ----------        ----------       ----------      ----------      ----------
Provision for Income Taxes
  Current                                           (23,426)          (28,599)         (29,750)       (16,716)         (20,278)
  Deferred                                           (2,408)           (1,722)          (6,820)            281            (528)
                                                 ----------        ----------       ----------      ----------      ----------
     Total provision for income taxes               (25,834)          (30,321)         (36,570)        (16,435)        (20,806)
                                                 ----------        ----------       ----------      ----------      ----------
Net Income                                           36,718            44,533           52,963          23,529          29,664
                                                 ----------        ----------       ----------      ----------      ----------
Retained Earnings, beginning of period               57,081            84,801          115,218         115,218         149,226
  Cash dividends
     Preferred, $1.00 per share each year                (8)               (7)              (6)             (3)             (3)
     Common, $2.00 per share each year               (8,990)           (9,480)          (9,576)         (2,906)         (3,055)
  Common Stock dividend                                 ---            (4,629)          (9,373)            ---             ---
                                                 ----------        ----------       ----------      ----------      ----------
Retained Earnings, end of period                 $   84,801        $  115,218       $  149,226      $  135,838      $  175,832
                                                 ==========        ==========       ==========      ==========      ==========
Net Income per share of Common Stock             $     7.03        $     8.18       $    10.02      $     4.41      $     5.80
                                                 ----------        ----------       ----------      ----------      ----------




                                See accompanying Notes to Consolidated Financial Statements.

                                     GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                         CONSOLIDATED STATEMENTS OF CASH FLOWS

                               FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
                                  SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

                                                 (STATED IN THOUSANDS)
                                                                                                    SIX MONTHS ENDED
                                                                    FOR THE YEAR ENDED                   JUNE 30,
                                                                        DECEMBER 31,                    (UNAUDITED)
                                                           ----------------------------------      ---------------------
                                                            1995         1996          1997         1997          1998
                                                            ----         ----          ----         ----          ----
CASH FLOWS FROM OPERATIONS
  Net Income                                               $36,718      $44,533       $52,963      $23,529       $29,664
                                                           -------      -------       -------      -------       -------
  Adjustments to reconcile net income
   to cash provided (used) by operations-
     Depreciation and amortization                          17,744       19,862        22,285       10,941        11,973
     Deferred income taxes                                   2,408        1,722         6,820         (281)          528
     Gain on sale of property                               (2,055)      (7,313)       (2,280)      (1,340)         (554)
     Changes in assets and liabilities:
       Trade receivables                                   (42,707)       1,909       (50,117)     (29,106)      (50,594)
       Merchandise inventory                               (48,300)     (42,053)      (80,186)     (58,269)      (21,438)
       Other current assets                                   (527)        (445)         (156)         231        (1,157)
       Other assets                                         (2,251)      (1,222)         (852)      (3,094)        5,112
       Trade accounts payable                               19,073       (3,851)       48,832       80,002        36,848
       Accrued payroll and benefit costs                     2,275       (1,427)        6,001      (11,359)      (15,932)
       Other accrued liabilities                             4,357       24,871         7,499        1,842          (104)
                                                           -------      -------       -------      -------       -------
                                                           (49,983)      (7,947)      (42,154)     (10,433)      (35,318)
                                                           -------      -------       -------      -------       -------

  Net cash flow provided (used) by operations              (13,265)      36,586        10,809       13,096        (5,654)
                                                           -------      -------       -------      -------       -------

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of property                           4,136       10,497         5,364        2,870         1,429
    Capital expenditures for property                      (25,621)     (44,865)      (27,342)     (11,261)      (14,168)
    Investment in joint venture                                ---          ---       (14,134)         ---           ---
    Other                                                      ---          ---        (2,275)         ---           ---
                                                           -------      -------       -------      -------       -------
  Net cash flow used by investing activities               (21,485)     (34,368)      (38,387)      (8,391)      (12,739)
                                                           -------      -------       -------      -------       -------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase (decrease) in notes payable to banks       50,066      (62,272)       61,966       54,227       (67,881)
    Proceeds from long-term debt                            14,000       72,000           ---          ---       140,000
    Repayment of long-term debt                            (10,862)     (10,387)      (11,748)      (8,451)      (10,477)
    Principal payments under capital equipment leases       (2,975)      (4,115)       (4,403)      (1,820)       (2,219)
    Sale of common stock                                       328        8,002           875          587           185
    Purchases of treasury stock                             (3,034)      (3,471)       (4,859)      (2,733)       (2,796)
    Dividends paid                                          (8,884)      (9,188)       (9,550)      (8,123)       (8,304)
                                                           -------      -------       -------      -------       -------
  Net cash flow provided (used) by financing activities     38,639       (9,431)       32,281       33,687        48,508
                                                           -------      -------       -------      -------       -------
Effect of currency translation adjustments on cash             ---          ---           ---          ---          (520)
                                                           -------      -------       -------      -------       -------
Net Increase (Decrease) in Cash                              3,889       (7,213)        4,703       38,392        29,595
                                                           -------      -------       -------      -------       -------
Cash, Beginning of Period                                   17,144       21,033        13,820       13,820        18,523
                                                           -------      -------       -------      -------       -------
Cash, End of Period                                        $21,033      $13,820       $18,523      $52,212       $48,118
                                                           -------      -------       -------      -------       -------



                               See accompanying Notes to Consolidated Financial Statements.

                                    F-6

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of Graybar
Electric Company, Inc. and its subsidiary companies. All significant intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION

      Revenue from the sale of the Company's products is recognized upon shipment to the customer. Costs of the products are recorded as cost of merchandise sold when the related revenue is recognized.

ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MERCHANDISE INVENTORY

      Inventory is stated at the lower of cost (determined using the last-in, first-out (LIFO) cost method) or market. LIFO accounting is generally a conservative method of accounting that, compared with other inventory accounting methods, provides better matching of current costs with current revenues. Had the first-in, first-out (FIFO) method been used, inventory would have been approximately $30,644, $28,993 and $28,993 greater than reported under the LIFO method at December 31, 1996 and 1997 and June 30, 1998, respectively.

PROPERTY AND DEPRECIATION

      The Company provides for depreciation and amortization using the straight-line method over the following estimated useful lives of the assets:


       Buildings                                 42 years
       Permanent fixtures -- leased property     Over the lives of the respective leases
       Furniture, fixtures and equipment         4 to 14 years
       Capital equipment leases                  Over the lives of the respective leases

      At the time property is retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income.

      Equipment under capital leases is recorded in property with the corresponding obligations carried in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments.

      Maintenance and repairs are expensed as incurred. Major renewals and betterments that extend the life of the property are capitalized.

      The Company capitalizes interest expense on major construction and development projects while in progress.

DESCRIPTION OF BUSINESS AND CREDIT RISK

      Graybar Electric Company, Inc. is engaged internationally in the distribution of electrical and communications equipment and supplies primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users. All products sold by the Company are purchased by the Company from others.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DESCRIPTION OF BUSINESS AND CREDIT RISK (CONTINUED)

      Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's business activity is primarily with customers in the United States; however, the Company has limited sales activity in several international locations. The Company performs ongoing credit evaluations of its customers, and a significant portion of trade receivables is secured by lien or bond rights. In addition, export sales are usually guaranteed by letter of credit or advance payment arrangements. The Company maintains allowances for potential credit losses, and such losses historically have been within management's expectations.

COMPREHENSIVE INCOME

      Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". For the years ended December 31, 1995, 1996 and 1997 and the six-month period ended June 30, 1997, the Company's Total Comprehensive Income consisted of its Net Income. For the six-month period ended June 30, 1998, Total Comprehensive Income included Net Income in the amount of $29,664 and Currency Translation Adjustments, net of tax in the amount of $(520).

UNAUDITED DATA

      The data for the six months ended June 30, 1997 and 1998 has been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the unaudited interim periods. Interim results are not necessarily indicative of results for a full year.

2.  INCOME TAXES
      The provision for income taxes recorded in the Consolidated Statements of Income and Retained Earnings is as follows:

                                                 YEARS ENDED DECEMBER 31
                                           -----------------------------------
                                             1995           1996        1997
                                             ----           ----        ----
      Federal income tax
        Current                            $20,304        $25,057      $26,248
        Deferred                             2,123          1,543        5,669
      State income tax
        Current                              3,122          3,542        3,502
        Deferred                               285            179        1,151
                                           -------        -------      -------
      Financial statement
        income tax provision               $25,834        $30,321      $36,570
                                           =======        =======      =======

      Deferred income taxes are provided based upon differences between the financial statement and tax bases of assets and liabilities. The following deferred tax assets (liabilities) are recorded at December 31:

                                            1996          1997
                                            ----          ----
      Assets/(Liabilities)
      --------------------
      Postretirement benefits             $30,455        $30,572
      Payroll accruals                      5,792          6,416
      Bad debt reserves                     2,574          2,605
      Other deferred tax assets             7,232          6,828
      Inventory                             1,973         (1,387)
      Prepaid pension                      (4,086)        (5,124)
      Fixed asset depreciation            (12,639)       (13,209)
      Fixed asset gains                    (5,362)        (6,052)
      Accounts receivable                     ---         (2,892)
      Other deferred tax liabilities      (11,689)       (10,622)
                                          -------        -------
                                          $14,250        $ 7,135
                                          =======        =======

      Deferred tax assets in the amount of $2,457 were included in Other Current Assets in 1996 while deferred tax liabilities in the amount of $2,504 were included in Other Payables and Accruals in 1997.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


2.  INCOME TAXES (CONTINUED)

      A reconciliation between the "statutory" federal income tax rate and the effective tax rate in the Consolidated Statements of Income and Retained Earnings is as follows:

                                                 YEARS ENDED DECEMBER 31:
                                                1995       1996       1997
                                                ----       ----       ----
      "Statutory" tax rate                     35.0%       35.0%      35.0%
      State and local income taxes,
        net of federal benefit.                 3.3         3.3        3.4
      Other, net                                3.0         2.2        2.4
                                               ----        ----       ----
      Effective tax rate                       41.3%       40.5%      40.8%
                                               ====        ====       ====

3.  CAPITAL STOCK

      The Company's capital stock is owned by its employees and retirees. Neither common nor preferred stock may be sold by the holder thereof, except by first offering it to the Company. The Company may buy any common shares so offered at the price at which they were issued ($20) with appropriate adjustments for current dividends or may call all or part of the preferred stock at par plus accrued dividends.

      During 1995, the Company offered to eligible employees the right to subscribe to 575,000 shares of common stock at $20 per share in accordance with the provisions of the Company's Common Stock Purchase Plan dated October 9, 1995. This resulted in the subscription of 450,402 shares ($9,008). Subscribers under the Plan elected to make payments under one of the following options: (i) all shares subscribed for prior to January 19, 1996; (ii) a portion of such shares prior to January 19, 1996, and the balance in monthly installments through payroll deductions (or in certain cases where a subscriber is no longer on the Company's payroll, through pension deductions or direct monthly payments) over a 34-month period; or (iii) all shares pursuant to the installment method. Shares were issued and Voting Trust Certificates were delivered to subscribers as of January 19, 1996, in the case of shares paid for prior to January 19, 1996. Shares will be issued and Voting Trust Certificates will be delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September and December to the extent full payments of shares are made in the case of subscriptions under the installment method.

      Shown below is a summary of shares reacquired and retired by the Company in the three years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1997 and 1998:

                                                  PREFERRED                       COMMON
                                          REACQUIRED     RETIRED      REACQUIRED          RETIRED
                                          ----------------------      ---------------------------
      1995                                    684          744          151,009          144,286
      1996                                    363          363          173,173          165,569
      1997                                  1,190        1,132          241,764          242,675
      June 30, 1997                           576          ---          136,067              ---
      June 30, 1998                           565          ---          139,249              ---

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


4. LONG-TERM DEBT


                                                                          DECEMBER 31,              JUNE 30,
                                                                   -------------------------        --------
                                                                      1996            1997            1998
                                                                      ----            ----            ----
Long-Term debt was composed of:
  6.59% note, unsecured, due in seminannual  installments
     of $3,750 in each of the years 2003 through 2013               $      0        $      0        $ 75,000
  7.36% note, unsecured, maturing May, 2011,
     installments of $3,095 due semiannually in each
     of the years 2001 through 2010 with final payment
     of $3,094 due in 2011                                            65,000          65,000          65,000
  6.65% note, unsecured, due in annual installments
     of $3,636 in each of the years 2003 through 2013                      0               0          40,000
  6.25% note, unsecured, maturing June, 2004, installments
     of $7,000 due annually in each of the years 2000
     through 2004                                                     35,000          35,000          35,000
  6.44% note, unsecured, due in quarterly installments
     of $892 in each of the years 1998 through 2005                        0               0          20,536
  9.23% note, secured by a first mortgage on various
     properties, maturing May, 2005, installments of
     $2,725 due annually in each of the years 1995 through
     2004 with final payment of $2,750 due in 2005                    21,825          19,100          16,375
  4.78% to 8.75% capital equipment leases,
     various maturities                                                6,832           3,929          10,239
  7.74% note, secured by facility, due in quarterly
     installments through August, 2006                                 6,125           5,425           5,075
  7.75% note, secured by facility, due in quarterly
      installments through March, 2005                                 2,900           2,500           2,300
  7.67% note, unsecured, maturing April, 2000,
     installments of $2,000 due annually  in each of the years
    1996 through 2000                                                  6,000           4,000           2,000
  Variable rate mortgages, secured by facilities,
     various maturities                                                1,000           1,914           1,788
  Variable rate banker's acceptances, unsecured,
     various maturities                                                    0           1,119             545
  12.25% note, secured by a first mortgage on various
      properties, due in monthly installments through June, 1999       4,977           1,761               0
  5.68% note, unsecured, maturing June, 1998, installments
     of $2,000 due annually in each of the years 1994
     through 1998                                                      2,000               0               0
                                                                    --------        --------        --------
                                                                    $151,659        $139,748        $273,858
                                                                    ========        ========        ========

          Long-term debt matures as follows:

                                          DECEMBER 31,           JUNE 30,
                                             1997                  1998
                                          ------------           --------
      1999                                  $11,619              $ 4,249
      2000                                   14,281               19,198
      2001                                   17,281               22,641
      2002                                   17,221               22,761
      2003-2014                              79,346              205,009
                                           --------             --------
                                           $139,748             $273,858
                                           ========             ========

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


4.  LONG-TERM DEBT (CONTINUED)

      The present value of future minimum lease payments under capital leases as of June 30, 1998 was $14,865, of which $10,239 is included in long-term debt. The net book value of property securing various long-term debt instruments was $54,754 at June 30, 1998.

      Bank borrowings varied from a minimum of $38,000 and $65,000 to a maximum of $168,000 and $181,000 in 1996 and 1997, respectively. For the first six months of 1998 bank borrowings varied from a minimum of $38,000 to a maximum of $211,655. The average amount of bank borrowings outstanding during the years ended December 31, 1996 and 1997 and six months ended June 30, 1997 and 1998 amounted to approximately $98,000, $122,000, $110,000 and
$135,000, respectively, at weighted average interest rates of 5.60%, 5.70%, 5.65% and 5.77%, respectively. The averages are based on the daily amounts outstanding during each period.

      In May, 1996, the Company received the proceeds from a fifteen-year note for $65,000 at a fixed interest rate of 7.36% with principal payable in semiannual installments beginning in May, 2001. In January, 1998, the Company received the proceeds from a seven-year note for $25,000 at a fixed interest rate of 6.44% with principal payable in quarterly installments beginning in April, 1998. In April, 1998, the Company received the proceeds from a fifteen-year note for $75,000 at a fixed interest rate of 6.59% with principal payable in semiannual installments beginning in October, 2003. In June, 1998, the Company received the proceeds from a fifteen-year note for $40,000 at a fixed interest rate of 6.65% with principal payable in annual installments beginning in June, 2003. All four note agreements have various covenants which limit the Company's ability to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreements. In addition, in July, 1996, the Company received the proceeds from a ten-year note for $7,000 at a fixed interest rate of 7.74% with principal payable in quarterly installments beginning in November, 1996.

      The Company had unused lines of credit of approximately $210,000 as of December 31, 1997 and $255,000 as of June 30, 1998. Certain lines require maintenance of compensating balances of up to 5% of the available lines of credit or quarterly fees of up to twenty five basis points of the committed lines of credit. Included in these unused lines of credit is a $125,000 Revolving Credit Loan Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate. The credit agreement, which expires in May, 2003, has various covenants which limit the Company's ability to make investments, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreement. In April, 1996, the agreement was amended to increase the commitment to $125,000 from the $80,000 commitment in 1995. There have been no borrowings against this credit line through June 30, 1998.

      The carrying amounts of the Company's outstanding long-term debt and notes payable to banks approximate their fair values at June 30, 1998.

5.  PENSION PLAN

      Pension and related expense for the years ended December 31, 1995, 1996 and 1997 was $4,757, $6,940 and $7,040, respectively, and for the six months ended June 30, 1997 and 1998 was $3,768 and $4,150, respectively.

      The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan provides retirement benefits based on an employee's final average earnings and years of service.
Employees become 100% vested after 5 years of service, regardless of age.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


5.  PENSION PLAN (CONTINUED)

      The Company's funding policy is to contribute the net periodic pension cost accrued each year, provided that the contribution will not be less than the ERISA minimum or greater than the maximum tax deductible amount. The actuarially computed components of the defined benefit pension plan expense for the three years ended December 31, are as follows:

                                                      1995           1996            1997
                                                      ----           ----            ----
    Service cost-benefits earned during
     the year                                        $4,190          $5,263         $5,631
    Interest cost on projected benefit
     obligation                                       7,762           8,383          8,993
    Actual return on plan assets                    (16,200)         (8,013)       (13,322)
    Net amortization of return on plan
     assets and unrecognized net asset                8,222             348          4,810
                                                     ------          ------         ------
    Total defined benefit plan expense               $3,974          $5,981         $6,112
                                                     ======          ======         ======

      The following table sets forth the plan's funded status for the two years ended December 31:

                                                            1996             1997
                                                            ----             ----
    Actuarial present value of benefit obligation:
      Vested benefits                                    $ 74,800         $ 84,300
      Nonvested benefits                                   15,300           17,200
                                                         --------         --------
        Accumulated benefit obligation.                    90,100          101,500
                                                         --------         --------
        Projected benefit obligation
          for service rendered to date                    119,800          135,000
                                                         --------         --------
    Plan assets at fair value, primarily
      common stocks and bonds                              97,257          110,251
                                                         --------         --------
    Projected benefit obligation
      in excess of plan assets                            (22,543)         (24,749)
                                                         --------         --------
    Unrecognized prior service cost                         4,375            4,063
    Unrecognized net loss                                  34,689           39,430
    Unrecognized net asset at January 1, 1987              (9,267)          (8,109)
                                                         --------         --------
    Net pension asset recognized in
      the consolidated balance sheets                    $  7,254         $ 10,635
                                                         ========         ========

      The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 4.25% and 7.25%, and 4.50% and 7.50% in 1996 and 1997, respectively. The long-term rate of return on assets used in determining defined benefit plan expense was 9.25% in 1995 and 9.50% in 1996 and 1997. The average remaining service lives of plan participants used to calculate the amortization of the unrecognized net asset at January 1, 1987 was 18 years.

      The Company also provides a defined contribution profit sharing and savings plan covering substantially all of its full-time employees. Annual contributions by the Company to the plan are at the discretion of management and are generally determined based on the profitability of the Company. Employees may also contribute to the plan subject to limitations imposed by federal tax law and ERISA.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


6.  POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE

      Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company and its subsidiaries provide certain health care and life insurance benefits for retired employees through the Retiree Welfare Plan (the Plan). Substantially all of the Company's employees may become eligible to participate in the Plan if they reach normal retirement age while working for the Company. Benefits are provided through insurance coverage with premiums based on the benefits paid during the year. The Company funds the Plan on a pay-as-you-go basis and, accordingly, the Plan had no assets at December 31, 1996 or 1997.

      Periodic postretirement benefit expense for the three years ended December 31 is as follows:

                                                            1995            1996          1997
                                                            ----            ----          ----
      Service cost-benefits earned during the year         $  443          $  554        $  570
      Interest cost on accumulated
        postretirement benefit obligation                   6,398           6,105         6,238
      Amortization of net loss from prior years               ---             104             9
                                                           ------          ------        ------
      Net periodic postretirement benefit expense          $6,841          $6,763        $6,817
                                                           ======          ======        ======

      The following table sets forth the accumulated postretirement benefit obligation for the Company's postretirement benefit plans for the two years ended December 31:

                                                           1996            1997
                                                           ----            ----
      Retirees                                           $64,700        $ 69,100
      Fully eligible active plan participants             12,200          11,100
      Other active plan participants                       7,700           7,600
                                                         -------        --------
      Accumulated postretirement
       benefit obligation                                 84,600          87,800
      Unrecognized net loss                               (7,596)        (10,500)
                                                         -------        --------
      Accrued postretirement benefit cost                $77,004        $ 77,300
                                                         =======        ========

      The discount rate used in determining net periodic postretirement benefit expense was 8.50%, 7.25% and 7.50% for 1995, 1996 and 1997, respectively. The discount rate used to determine the accumulated postretirement benefit obligation was 7.50% and 7.25% at December 31, 1996 and 1997, respectively. The health care cost trend rate used in determining net periodic postretirement benefit expense for all years was 6.75%, 6.50% and 6.75% for 1995, 1996 and 1997, respectively. The health care cost trend rate used to determine the accumulated postretirement benefit obligation for all years was 6.75% and 6.50% at December 31, 1996 and 1997, respectively. A one percentage point increase in the health care cost trend rate would not have a material impact on the net periodic postretirement benefit expense or the accumulated postretirement benefit obligation.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 1997 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 1997 AND 1998 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


7.  NET INCOME PER SHARE OF COMMON STOCK

      The computation of net income per share of common stock is based on the weighted average number of common shares outstanding during each year. The average numbers of shares used in computing net income per share of common stock were 5,225,571, 5,442,341 and 5,285,071 in 1995, 1996 and 1997,
respectively, and 5,335,855 and 5,112,130 for the six months ended June 30, 1997 and 1998, respectively, adjusted for the declaration of a 5% stock dividend in 1996 and a 10% stock dividend in 1997.

8.  COMMITMENTS

      Rental expense was $8,819, $10,119 and $12,673 in 1995, 1996 and 1997,
respectively, and $6,336 and $6,757 for the six months ended June 30, 1997 and 1998, respectively.

      Future minimum rental payments required under operating leases that have either initial or remaining noncancellable lease terms in excess of one year as of December 31, 1997 are as follows:

      Years ending December 31:
      1998                                  $13,514
      1999                                   10,766
      2000                                    7,115
      2001                                    4,339
      2002                                    2,279
      Subsequent to 2002                      7,054

9.  STATEMENTS OF CASH FLOWS

      During 1995, 1996 and 1997 and the six months ended June 30, 1997 and 1998, income taxes paid totaled $22,943, $31,468, $26,773, $9,919 and
$10,166; interest paid totaled $16,222, $16,252, $19,834, $9,448 and $10,487;
and liabilities assumed in connection with capitalized leases totaled $904, $4,500, $0, $0 and $9,962, respectively.

      The 1997 statement of cash flows includes the effect of the Company's majority ownership position in Harris & Roome Supply Limited as a result of additional shares purchased in May, 1997.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution.
          -------------------------------------------

      Securities and Exchange Commission registration fee         5,900
      Printing fees and expenses                                 18,000<F*>
      Legal fees and expenses                                    50,000<F*>
      Accounting fees and expenses                               12,000<F*>
      Miscellaneous                                              14,100<F*>
                                                               $100,000<F*>
                                                               ========

-----------------
<F*> Estimated.

ITEM 15.  Indemnification of Directors and Officers.
          -----------------------------------------

Sections 721 through 726 of the New York Business Corporation Law provide as follows:

      Sec. 721. NONEXCLUSIVITY OF STATUTORY PROVISIONS FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

      Sec. 722.  AUTHORIZATION FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      (a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

      (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

      (c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

      (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

      Sec. 723.  PAYMENT OF INDEMNIFICATION OTHER THAN BY COURT AWARD.

      (a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

      (b)  Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

            (1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

            (2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

                  (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or

                  (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

      (c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

      Sec. 724.  INDEMNIFICATION OF DIRECTORS AND OFFICERS BY A COURT.

      (a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section 723. Application therefor may be made, in every case, either:

            (1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

            (2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

      (b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

      (c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

      Sec. 725.  OTHER PROVISIONS AFFECTING INDEMNIFICATION OF DIRECTORS AND
                 OFFICERS.

      (a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

      (b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

            (1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

            (2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

            (3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

      (c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

      (d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

      (e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

      (f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

      Sec. 726  INSURANCE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      (a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

            (1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

            (2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

            (3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

      (b) No insurance under paragraph (a) may provide for any payment other than cost of defense, to or on behalf of any director or officer:

            (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

            (2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

      (c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

      (d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

      (e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

Article VIII of the Company's By-Laws provides:

      To the full extent authorized by law, the corporation shall and hereby does indemnify any person who shall at any time be made, or threatened to be made, a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or his intestate is or was a director or officer of the corporation or served another corporation in any capacity at the request of the corporation.

Section 5.03(c) of the Voting Trust Agreement provides:

      The Corporation covenants and agrees, and in the event the Corporation shall not do so for any reason whatsoever the Participating Shareholders in consideration of the Voting Trustees having agreed to serve in that capacity for the benefit of the Participating Shareholders covenant and agree ratably in accordance with the number of shares of Common Stock represented by their respective Voting Trust Certificates, to indemnify each Voting Trustee and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) for, and to hold him harmless against, any tax, loss, liability or expense incurred for any reason other than his own individual willful misconduct, arising out of or in connection with the acceptance or administration of the 1997 Voting Trust, and the performance of his duties and obligations hereunder and the exercise of his rights and powers hereunder, including the costs and expenses of defending himself against any claim of liability. The obligations under this Section 5.03(c) of the Corporation and the Participating Shareholders to indemnify the Voting Trustees and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) shall be payable from any funds or other assets held by the Voting Trustees hereunder for the account of the Corporation or the Participating Shareholders as the case may be.

      Effective October 1, 1997, the Company renewed insurance from the Federal Insurance Company (a member of the Chubb Group), a portion of which insures employees, including directors and officers, against liabilities imposed on them as a result of their employment with the Company at an annual cost to the Company through September 30, 1998 of $69,388.

ITEM 16.  Exhibits.
          --------

4.  Instruments defining the rights of security holders, including indentures:
    -------------------------------------------------------------------------

      (i)  Restated Certificate of Incorporation, as amended, filed as
Exhibit 4(i) to the Company's Registration Statement on Form S-1
(Registration No. 333-15761) and incorporated herein by reference.

      (ii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

      The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

5.  Opinion re legality
    -------------------

      Opinion of Whitman Breed Abbott & Morgan.

10.  Material Contracts
     ------------------

      Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as
Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

23.  Consents
     --------

      (a)  Consent of Ernst & Young LLP.

      (b)  Consent of PricewaterhouseCoopers LLP

      (c) Consent of Whitman Breed Abbott & Morgan (contained in the opinion filed as Exhibit 5 and incorporated herein by reference).

24.  Powers of attorney
     ------------------

      Powers of attorney of certain directors and officers of the company (included on page II-8 of this registration statement).

ITEM 17.  Undertakings.
          ------------

      (i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company or the Voting Trustees pursuant to the foregoing provisions, or otherwise, the Company and the Voting Trustees have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company or the Voting Trustees of expenses incurred or paid by a director, officer or controlling person of the Company or the Voting Trustees in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company or the Voting Trustees will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri on the 31st day of August, 1998.



                                    GRAYBAR ELECTRIC COMPANY, INC.



                                    By: /s/ T.F. Dowd
                                        --------------------------------------
                                            T.F. Dowd, Vice President, General
                                            Counsel and Secretary



                             POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints C. L. Hall and T.F. Dowd, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed by the following persons in the capacities indicated on August 31, 1998.

          Signature                                   Title
          ---------                                   -----
/s/ C.L. Hall                          Director and President (Principal Executive
----------------------------------     Officer and Principal Financial Officer)
    (C.L. Hall)


/s/ J.R. Seaton                        Director, Vice President and Comptroller
----------------------------------     (Principal Accounting Officer)
    (J.R. Seaton)


                               DIRECTORS:


/s/ T.F. Dowd                          /s/ R.D. Offenbacher
----------------------------------     -----------------------------
    (T.F. Dowd)                            (R.D. Offenbacher)



/s/ T.S. Gurganous                     /s/ R.A. Reynolds, Jr
----------------------------------     -----------------------------
    (T.S. Gurganous)                       (R.A. Reynolds, Jr.)



/s/ R.H. Haney                         /s/ C.R. Udell
----------------------------------     -----------------------------
    (R.H. Haney)                           (C.R. Udell)



/s/ G.W. Harper                        /s/ J.F. Van Pelt
----------------------------------     -----------------------------
    (G.W. Harper)                          (J.F. Van Pelt)



/s/ W.L. King                          /s/ J.W. Wolf
----------------------------------     -----------------------------
    (W.L. King)                            (J.W. Wolf)



/s/ G.J. McCrea
----------------------------------
    (G.J. McCrea)

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed by the following persons, as Voting Trustees, on August 31, 1998.

                                       Signatures

                                            /s/ C.L. Hall
                                            ---------------------------
                                                (C.L. Hall)


                                            /s/ R.H. Haney
                                            ---------------------------
                                                (R.H. Haney)


                                            /s/ G.W. Harper
                                            ---------------------------
                                                (G.W. Harper)


                                            /s/ R.D. Offenbacher
                                            ---------------------------
                                                (R.D. Offenbacher)


                                            /s/ R.A. Reynolds, Jr
                                            ---------------------------
                                                (R.A. Reynolds, Jr.)

                             INDEX TO EXHIBITS

                                  EXHIBITS
                                  --------

4.    Instruments defining the rights of security holders, including indentures

            (i)   Restated Certificate of Incorporation, as amended, filed as
      Exhibit 4(i) to the Company's Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

            (ii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

5.    Opinion re legality

            Opinion of Whitman Breed Abbott & Morgan

10.   Material Contracts

            Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

23.   Consents

            (a)   Consent of Ernst & Young LLP

            (b)   Consent of PricewaterhouseCoopers LLP

            (c) Consent of Whitman Breed Abbott & Morgan (contained in the opinion filed as Exhibit 5 and incorporated herein by reference).

24.   Powers of attorney

            Powers of attorney of certain directors and officers of the Company (included on page II-8 of this registration statement).